Filed pursuant to Rule 424(b)(3)
Registration No. 333-173791

PROSPECTUS SUPPLEMENT NO. 1

JUHL WIND, INC.

10,000,000 Shares

Common Stock

This Prospectus Supplement No. 1 supplements and amends our Prospectus dated May 13, 2011.  This Prospectus Supplement No. 1 includes our attached Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 as filed with the Securities and Exchange Commission on August 15, 2011.

This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 1 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 1.

The date of this Prospectus Supplement No. 1 is August 16, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒   QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the quarterly period ended:  June 30, 2011

OR

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

Commission file number: 333-141010

JUHL WIND, INC.
(Name of small business issuer in its charter)

Delaware	20-4947667
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

996 190th Avenue
Woodstock, Minnesota	56186
(Address of principal executive offices)	(Zip code)

Issuer's telephone number: (507) 777-4310

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).* Yes ☐    No ☐
*The registrant will file the Interactive Data File as an amendment to this Form 10-Q within 30 days from the date hereof.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock:  21,939,944 shares outstanding as of August 11, 2011.

PART I - FINANCIAL INFORMATION

Item 1.	FINANCIAL STATEMENTS (UNAUDITED)

The accompanying unaudited financial statements of Juhl Wind, Inc. (“Juhl Wind” or the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States for interim financial reporting and pursuant to the rules and regulations of the Securities and Exchange Commission (“Commission” or “SEC”). While these statements reflect all normal recurring adjustments which are, in the opinion of management, necessary in order to make the financial statements not misleading and for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto, for the fiscal year ended December 31, 2010, previously filed with the Commission, which are included in the Annual Report on Form 10-K filed on March 31, 2011.

JUHL WIND INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2011 AND DECEMBER 31, 2010

	JUNE 30,	DECEMBER 31,
	2011	2010
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$4,227,725	$645,596
Restricted cash	82,032	110,016
Accounts receivable	249,297	3,198,632
Short-term investments and accrued interest receivable	563,199	626,879
Short-term investments - restricted	421,146	418,654
Promissory note receivable, including interest	4,247,056	5,264,093
Inventory	300,368	1,636,234
Reimbursable project costs	132,978	415,029
Costs and estimated profits in excess of billings	145,456	661,418
Other current assets	144,378	138,971
Current deferred income taxes	-	1,289,000
Total current assets	10,513,635	14,404,522

PROPERTY AND EQUIPMENT, Net	5,148,562	488,889

OTHER ASSETS
Deferred income tax asset	392,000	348,000
Equity investment in wind farm	478,570	-
Escrowed cash reserves for contractual commitments	94,132	-
Loan financing costs, net	15,316	-
Project development costs ($4,224,879 and 2,228,332 at June 30, 2011 and December 31, 2010, respectively, related to consolidated variable interest entity and generally not available to the Company)	4,596,821	2,851,450
Promissory note receivable, long-term portion	1,570,211	-
Total other assets	7,147,050	3,199,450

TOTAL ASSETS	$22,809,247	$18,092,861

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,490,414	$1,105,360
Bank notes payable - current	411,167	411,167
Advance on sale of project development rights	1,000,000	-
Accrued expenses	396,251	519,252
Customer deposits	194,809	26,940
Income taxes payable	250,000	-
Deferred revenue	923,757	1,154,571
Promissory notes payable, including interest	6,417,721	10,328,008
Current deferred income taxes	79,000	-
Current portion of bank note payable	258,558	-
Total current liabilities	11,421,677	13,545,298

LONG-TERM LIABILITIES
Bank note payable - long-term	1,102,189	-
Power purchase contract liability	3,506,016	-
Total long-term liabilities	4,608,205	-

STOCKHOLDERS' EQUITY
Controlling interest in equity:
Preferred Stock, 20,000,000 shares authorized
Series A convertible preferred stock - $.0001 par value, 4,820,000 issued and outstanding as of June 30, 2011 and December 31, 2010	2,526,660	2,527,731
Series B convertible preferred stock - $.0001 par value, 5,966,792 and 6,567,006 issued and outstanding at June 30, 2011 and December 31, 2010, respectively	11,392,403	12,819,116
Common Stock - $.0001 par value; 100,000,000 shares authorized, 21,934,255 and 21,235,485 issued at June 30, 2011 and December 31, 2010, respectively	2,193	2,123
Additional paid-in capital	8,879,296	7,070,159
Treasury stock, 158,421 and 57,980 shares held by the Company at June 30, 2011 and December 31, 2010, respectively	(189,506)	(73,926)
Accumulated deficit	(15,899,117)	(17,866,790)
Noncontrolling interest in equity	67,436	69,150
Total stockholders' equity	6,779,365	4,547,563

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$22,809,247	$18,092,861

The accompanying notes are an integral part of these consolidated statements.

JUHL WIND INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE QUARTERS ENDED JUNE 30, 2011 AND 2010

	2011			2010
	(unaudited)			(unaudited)

REVENUE
Wind farm development and management	$138,740	12.8%		$226,063	33.8%
Turbine sales & service	281,387	25.9		176,028	26.4
Related party revenue	31,336	2.9		88,688	13.3
Electrical power sales	97,975	9.0		-	-
Construction contract revenue	537,084	49.4		177,365	26.6
Total revenue	1,086,522	100.0		668,144	100.0

COST OF GOODS SOLD	658,567	60.6		445,566	66.7

GROSS PROFIT	427,955	39.4		222,578	33.3

OPERATING EXPENSES
General and administrative expenses	245,048	22.6		443,462	66.4
Investor relations expenses	260,188	24.0		89,199	13.4
Payroll and employee benefits	685,705	63.1		515,513	77.2
Wind farm management expenses	242,076	22.3		23,484	3.5
Total operating expenses	1,433,017	131.9		1,071,658	160.4

OPERATING LOSS	(1,005,062)	(92.5)		(849,080)	(127.1)

OTHER INCOME (EXPENSE)
Interest income	101,957	9.4		174,963	26.2
Interest expense	(116,915)	(10.8)		(168,245)	(25.2)
Total other income (expense), net	(14,958)	(1.4)		6,718	1.0

LOSS BEFORE INCOME TAXES	(1,020,020)	(93.9)		(842,362)	(126.1)

INCOME TAX BENEFIT	378,000	34.8		22,000	3.3

NET LOSS	(642,020)	(59.1)		(820,362)	(122.8)

LESS NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	-	-		-	-

NET INCOME ATTRIBUTED TO JUHL WIND, INC.	$(642,020)	(59.1	) %	$(820,362)	(122.8	) %

PREFERRED DIVIDENDS	97,471			97,471

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(739,491)			$(917,833)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC & DILUTED	21,729,252			21,096,267

NET LOSS PER SHARE BASIC & DILUTED	$(0.03)			$(0.04)

The accompanying notes are an integral part of these consolidated statements.

JUHL WIND INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

	2011		2010
	(unaudited)		(unaudited)

REVENUE
Wind farm development and management	$5,296,613	69.0%	$290,371	12.6%
Turbine sales & service	364,011	4.7	825,161	35.8
Related party revenue	116,249	1.5	161,899	7.0
Electrical power sales	97,975	1.3	-	-
Construction contract revenue	1,803,087	23.5	1,025,419	44.5
Total revenue	7,677,935	100.0	2,302,850	100.0

COST OF GOODS SOLD	1,450,557	18.9	1,854,301	80.5

GROSS PROFIT	6,227,378	81.1	448,549	19.5

OPERATING EXPENSES
General and administrative expenses	559,220	7.3	716,302	31.1
Investor relations expenses	412,483	5.4	192,296	8.4
Payroll and employee benefits	1,221,655	15.9	1,005,919	43.7
Wind farm management expenses	260,393	3.4	46,567	2.0
Total operating expenses	2,453,751	32.0	1,961,084	85.2

OPERATING INCOME (LOSS)	3,773,627	49.1	(1,512,535)	(65.7)

OTHER INCOME (EXPENSE)
Interest income	240,726	3.1	317,959	13.8
Interest expense	(280,523)	(3.7)	(300,809)	(13.1)
Total other income (expense), net	(39,797)	(0.6)	17,150	0.7

INCOME (LOSS) BEFORE INCOME TAXES	3,733,830	48.5	(1,495,385)	(65.0)

INCOME TAX BENEFIT (EXPENSE)	(1,574,000)	(20.5)	111,000	4.8

NET INCOME (LOSS)	2,159,830	28.0	(1,384,385)	(60.2)

LESS NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(1,714)	-	-	-

NET INCOME ATTRIBUTED TO JUHL WIND, INC.	$2,161,544	28.0%	$(1,384,385)	(60.2	) %

PREFERRED DIVIDENDS	193,871		193,871

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$1,965,959		$(1,578,256

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC	21,499,279		21,067,114

NET INCOME (LOSS) PER SHARE - BASIC	$0.09		$(0.07)

WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED	21,559,102		21,067,114

NET INCOME (LOSS) PER SHARE - DILUTED	$0.09		$(0.07)

The accompanying notes are an integral part of these consolidated statements.

JUHL WIND INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2011

			Convertible		Convertible					Total
			Preferred Stock		Preferred Stock		Additional			Stockholders'	Non	Total
	Common Stock		Series A		Series B		Paid-In	Treasury	Accumulated	Equity	Controlling	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Juhl Wind	Interest	Equity

BALANCE - December 31, 2010	21,235,485	$2,123	4,820,000	$2,527,731	6,567,006	$12,819,116	$7,070,159	$(73,926)	$(17,866,790)	$4,478,413	$69,150	$4,547,563

Net income	-	-	-	-	-	-	-	-	2,161,544	2,161,544	(1,714)	2,159,830

Stock-based compensation	-	-	-	-	-	-	278,752	-	-	278,752	-	278,752

Series A preferred stock dividend paid in common stock	98,556	10	-	(103,742)	-	-	103,732	-	-	-	-	-

Series A preferred stock dividend paid in cash	-	-	-	(91,200)	-	-	-	-	-	(91,200)	-	(91,200)

Issuance of common stock upon conversion of Series B preferred stock	600,214	60			(600,214)	(1,426,713)	1,426,653	-	-	-	-	-

Series A preferred dividends	-	-	-	193,871	-	-	-	-	(193,871)	-	-	-

Common stock purchased pursuant to stock repurchase plan	-	-	-	-	-	-	-	(115,580)	-	(115,580)	-	(115,580)

BALANCE - June 30, 2011 (unaudited)	21,934,255	$2,193	4,820,000	$2,526,660	5,966,792	$11,392,403	$8,879,296	$(189,506)	(15,899,117)	$6,711,929	$67,436	$6,779,365

The accompanying notes are an integral part of these consolidated statements.

JUHL WIND INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

	2011	2010
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,159,830	$(1,384,385)
Adjustments to reconcile net income (loss) to net cash provided by (used In) operating Aactivities:
Depreciation and amortization	135,772	29,533
Stock-based compensation	278,752	308,357
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	3,056,818	529,567
Notes receivable	(6,002,806)	-
Unbilled receivable	-	49,002
Inventory	(155)	244,939
Reimbursable project costs	274,092	(68,941)
Other current assets	71,945	(56,158)
Interest receivable on short-term investments	(4,015)	(409)
Costs and estimated earnings in excess of billings	515,962	147,591
Accounts payable	(12,736)	(528,227)
Promissory notes payable	1,353,806	-
Accrued expenses	(131,317)	(9,727)
Income taxes payable	250,000	-
Deferred income taxes	1,324,000	(111,000)
Customer deposits	167,869	(153,376)
Advance on sale of project development rights	1,000,000	-
Deferred revenue	(230,814)	114,690
Power purchase contract liability	87,021	-
Net cash provided by (used in) operating activities	4,294,024	(888,544)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short-term investments	302,685	(13,314)
Payments for short-term investments	(237,482)	-
Acquisition of Woodstock Hills, net of cash acquired	(215,922)	-
Payments for project development costs	(318,800)	(29,000)
Payments for property and equipment	(63,497)	(24,725)
Net cash used in investing activities	(533,016)	(67,039)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in restricted cash	27,984	83,057
Escrowed cash reserves for contractual commitments	(83)	-
Cash dividends paid	(91,200)	-
Principal payments on bank notes payable	-	(5,686)
Payments for treasury stock	(115,580)	-
Net cash provided by (used in) financing activties	(178,879)	77,371

NET INCREASE (DECREASE) IN CASH	3,582,129	(878,212)

CASH BEGINNING OF THE PERIOD	645,596	2,802,302

CASH END OF THE PERIOD	$4,227,725	$1,924,090

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$8,679	$10,501

NONCASH INVESTING AND FINANCING ACTIVITIES
Series A preferred stock dividend	$193,871	$193,871
Series A dividend payment in common stock	$103,742	$194,942
Promissory note receivable used to offset Promissory Note Payable	$5,264,093	$-
Reimbursable project costs converted to equity investment in wind farm	$(285,072)	$-
Project development costs converted to equity investment in wind farm	$(7,959)	$-
Conversion of note receivable to equity investment	$(185,539)	$-
Promissory note receivable and payable on wind farm for construction financing	$-	$1,052,640
Transfer fixed assets to inventory	$(57,312)	$-
Conversion of Series B Preferred stock to common stock	$1,426,713	$-
Project development costs financed with accounts payable	$678,009	$-
Inventory costs converted to project development costs	$1,393,333	$-

The accompanying notes are an integral part of these consolidated statements.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

1.           BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnotes disclosures normally included in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted as permitted by such rules and regulations.  These consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2010 which was filed with the Securities and Exchange Commission on March 31, 2011.

In the opinion of management, the interim consolidated financial statements reflect all adjustments considered necessary for fair presentation.  The adjustments made to these statements consist only of normal recurring adjustments.  The results reported in these condensed consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the year ended December 31, 2011.

Juhl Wind, Inc. (“Juhl Wind”) conducts business under five subsidiaries, Juhl Energy Services, Inc. (formerly DanMar and Associates, Inc.) (“JES”), Juhl Energy Development, Inc. (“JEDI”), Juhl Wind Asset Investment, Inc. (“JWAI”), Next Generation Power Systems, Inc. (“NextGen”), and Woodstock Hills LLC (“Woodstock Hills”). The Company provides development, construction, management, and consulting services to commercial scale wind farm projects throughout the Midwestern U.S. and produces consumer-owned renewable energy products. Beginning April 2011, the Company acquired the Woodstock Hills wind farm and as a result of this acquisition, the Company now generates electricity sales for a utility purchaser.  All intercompany balances and transactions are eliminated in consolidation.

Generally accepted accounting principles require certain variable interest entities (“VIE”s) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Juhl Wind has determined that one of its wind farm projects currently under construction, Winona County Wind, LLC (“Winona County”) is a VIE and that Juhl Wind is the primary beneficiary. Accordingly, the Company’s consolidated financial statements include the accounts of Juhl Wind and Winona County. All significant intercompany investments, balances, and transactions have been eliminated.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH
The Company maintains cash balances at various financial institutions.  Accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.  At times throughout the year cash balances may exceed the FDIC insurance limits.  In August 2008, the Company obtained an excess deposit insurance bond to insure deposits up to an additional $2.4 million beyond the FDIC coverage. The bond was effective August 2008 through February 2010, and subsequently was replaced in February 2010 with a $1.7 million irrevocable letter of credit. This letter of credit was subsequently reduced to $1.5 million in April 2011. The Company monitors its cash balances to ensure adequacy of collateral for depository balances at financial institutions that exceed FDIC insured amounts.

RESTRICTED CASH
The Company maintained an escrow cash account funded by the proceeds received from the preferred stock private placement in 2008 and the warrant exercise and exchange in 2009.  The funds were used for investor relations initiatives. There is no remaining balance at June 30, 2011 as all funds have been used to pay investor relations expenses.

Pursuant to a covenant contained in the long-term bank note payable, a compensating balance of approximately $82,000 is required to be maintained and is included in restricted cash on the balance sheet at June 30, 2011.

SHORT TERM INVESTMENTS
Short-term investments include certificates of deposits maintained at various financial institutions. The certificates are intended to be held for investment purposes through their maturity dates that occur at various times throughout 2011.  At June 30, 2011, the Company’s short-term investments totaled approximately $563,000 which included accrued interest receivable. At December 31, 2010, the Company’s short-term investments totaled approximately $627,000 which included accrued interest receivable on those investments.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

RESTRICTED SHORT TERM INVESTMENTS
Restricted short-term investments include certificates of deposits maintained at various financial institutions and totaled approximately $421,000 and $419,000 at June 30, 2011 and December 31, 2010, respectively. These restricted investments included accrued interest receivable. The certificates are intended to be held for investment purposes through their maturity dates that occur at various times throughout 2011.  These investments are classified as restricted as they being held as collateral against a note payable to a bank.

ACCOUNTS RECEIVABLE
Credit terms are extended to customers in the normal course of business.  The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral.

Trade accounts receivable are recorded at their estimated net realizable value. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company’s credit terms. Accounts considered uncollectible are written off. The Company follows a policy of providing an allowance for doubtful accounts, however, based on historical experience, and its evaluation of the current status of receivables, the Company is of the belief that such accounts will be collectible in all material respects and thus an allowance was not considered necessary at June 30, 2011 or December 31, 2010.

INVENTORIES
Inventories, consisting primarily of parts and materials relating to the production of small scale wind turbines and large scale turbines purchased for, but not yet allocated to, various construction projects, are stated at the lower of cost or market value.

REIMBURSABLE PROJECT COSTS
Reimbursable project costs represent advances made on behalf of wind farm entities to assist them in the legal, preconstruction project costs, or other  advances made prior to construction.

PROJECT DEVELOPMENT COSTS
Project development costs represent amounts paid by the Company for projects that Juhl Wind is either: (1) the wind farm developer and project owner, (2) a partial project owner, or (3) is the primary beneficiary of the project. Project development costs are carried as a long-term asset until such time that the Company receives a reimbursement as a part of the permanent debt or equity financing of a commissioned wind farm project, or alternatively, the Company may convert these costs into an investment in the project.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently.
Property and equipment are being depreciated over their estimated useful lives using the straight-line method.

Major categories of property and equipment and their depreciable lives are as follows:

Building and Improvements	7-39 Years
Vehicles	5 Years
Machinery and Shop Equipment	5-7 Years
Wind Turbines	20 Years

LONG-LIVED ASSETS
Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including, but not limited to, discounted cash flow models, quoted market values and third-party independent appraisals.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

CASH RESERVED AND CONTRACTUAL COMMITMENTS
 Cash amounts that have been deposited into reserve funds in connection with note or line of credit arrangements   are considered to be non-current assets.

STOCK OPTION PLANS
Upon issuance of employee stock options on June 24, 2008 (plan inception date), the Company adopted authoritative guidance relating to “Share-Based Payments.” This guidance requires that all stock-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award. The Company recognizes compensation expense to employees based on the estimated grant date fair value using the Black-Scholes option-pricing model.

The Company accounts for stock-based instruments granted to nonemployees under the fair value method. Stock-based instruments usually are recorded at their underlying fair value.  In certain instances, the fair value of the goods or services is used to determine the value of the equity instrument as it is a better measure of fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying value of cash, restricted cash, short term investments, accounts receivable, accounts payable, promissory note receivable and payable, and other working capital accounts approximates their fair value at June 30, 2011 and December 31, 2010 due to the short maturity nature of these instruments.

Except for those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in our Consolidated Balance Sheets, we have elected not to record any other assets or liabilities at fair value. No events occurred during 2011 which would require adjustment to the recognized balances of assets or liabilities which are recorded at fair value on a nonrecurring basis.

The Company has no assets and liabilities measured at fair value on a recurring or non-recurring basis that require disclosure.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: revenue recorded from the development agreements and construction contract revenue; realizability of accounts and promissory notes receivable; valuation of deferred tax assets; stock based compensation and warrants; asset retirement obligations; determination of the primary beneficiary of a variable interest entity, power purchase contract liabilities; and other contingencies. Revenue from the development agreements is adjusted to reflect actual costs incurred by the project upon the commercial operation date.  Accordingly, actual revenue may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. The Company periodically reviews estimates and assumptions, and the effects of any such revisions are reflected in the period in which the revision is made.

REVENUE RECOGNITION
Turbine Sales and Service:
Turbine sales occur from small scale wind turbines that are internally re-manufactured and sold by the Company, or through purchase and resale of larger scale wind turbines to wind farm project owners. Revenue from the sale of small scale wind turbines are recognized upon shipment to the customer as transfer of ownership, risk of loss and risk of loss have been transferred to the customer.  Deposits received from customers are included as deferred revenue until shipment occurs. Revenues from the sale of larger scale wind turbines are generally recognized in conjunction with the construction services percentage of completion accounting discussed below. Commencement of revenue recognition is only after turbine erection activities have begun.

Turbine services include time-and-material arrangements related to existing installations of wind turbine equipment.  Revenue is recognized upon completion of the maintenance services.

Licensing Revenue
Revenues earned from licensing agreements are amortized using the straight-line method over the term of the agreement.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

Wind Farm Consulting, Development and Management Services:
Consulting Services
Consulting services fees are primarily fixed fee arrangements of a short-term duration and are recognized as revenue on a completed contract basis.

Wind Farm Development Services
The Company normally earns a development service fee from each of the wind farm projects that it develops in cooperation with wind farm investors. These development services arrangements are evaluated under authoritative guidance relating to “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities.

The development services fee revenue is recognized as follows:

●
Proceeds received upon the signing of a Development Services Agreement (generally 10% of the total expected development fee) are amortized over the expected period of the development process, which is generally three years. The amortization period is re-assessed by management as new timelines are established for the project in-service date, and the amortization period is adjusted.

●
The remaining proceeds are allocated to the following deliverables based on vendor specific objective evidence (“VSOE”) of each item: 1) achievement of a signed Power Purchase Agreement (“PPA”) with an electrical utility, and 2) final commissioning of the wind farm turbines.  Management has determined that these deliverables have stand-alone value, and performance of the undelivered services are considered probable and in the control of the Company.

Wind Farm Management Services
Revenues earned from administrative, management and maintenance services agreements are recognized as the services are provided. The administrative and management services agreements call for quarterly payments in advance or arrears of services rendered based on the terms of the agreement. The administrative and management services payments in advance are carried as deferred revenue and recognized monthly as services are performed. Maintenance services are generally billed on a time and materials basis. Revenues from services work are recognized when services are performed.

Wind Farm Construction Services
We recognize revenue on construction contracts on the percentage of completion method with costs and estimated profits included in contract revenue as work is performed. Construction contracts generally provide that customers accept completion of progress to date and compensate us for services rendered measured in terms of units installed, hours expended or some other measure of progress. We recognize revenue on both signed contracts and change orders. A discussion of the treatment of claims and unapproved change orders is described later in this section. Percentage of completion for construction contracts is measured principally by the percentage of costs incurred as part of the balance of plant contract (which excludes the wind turbines) and accrued to date for each contract to the estimated total cost for each contract at completion. We generally consider contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material (excluding wind turbines), labor and insurance costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined. The balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company’s experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed which management believes will be billed and collected within the next twelve months.  The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized. Costs and estimated earnings in excess of billings on uncompleted contracts are amounts considered recoverable from customers based on different measures of performance, including achievement of specific milestones, or at the completion of the contract.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

Electricity sales
Electricity sales by Woodstock Hills to its utility purchaser are recognized as electrical energy is produced.   In accordance with generally accepted accounting principles, revenue levelization is required whenever there is a variable, de-escalating pricing arrangement such as the power purchase agreement (PPA) with Woodstock Hills.  This requires that the revenue be levelized over the term of the agreement.  The revenue recognized is the lesser of the amount billable under the contract, or the amount determined by the megawatt hours made available during the period multiplied by the average revenue per megawatt hour over the life of the PPA.

The Woodstock Hills wind farm is credited with producing Renewable Energy Credits (REC’s). These have a market value,  and we recognize revenue on the sale of such credits as revenue when sold on the open market.

EARNINGS (LOSS) PER SHARE
Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period.  Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares and share equivalents outstanding during the period. For the six-month period ended June 30, 2011, the Company had 59,823 share equivalents outstanding relating to outstanding stock options and warrants.  For the three-month periods ended June 30, 2011 and 2010 and for the six-month period ended June 30, 2010, the effects of the share equivalents were excluded from the computation of diluted shares outstanding as their effects would be anti-dilutive, due to the Company’s net loss attributable for common stockholders for those periods.

INCOME TAXES
Deferred income taxes are provided for timing differences between financial statements and income tax reporting, primarily from the use of accelerated depreciation methods for income tax purposes, stock based compensation, accrued liabilities, warranty costs, and net operating losses that are available to offset future taxable income.  The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

The Company accounts for income tax uncertainties using a two-step approach to recognizing and measuring tax benefits and liabilities when realization of the tax position is uncertain. The first step is to determine whether the tax positions meet the more-likely-than-not condition for recognition and the second step is to determine the amount to be recognized based on the cumulative probability that exceeds 50%.

The Company recognizes in its consolidated financial statements only those tax positions that are "more-likely-than-not" of being sustained upon examination by taxing authorities, based on the technical merits of the position. The Company performed a comprehensive review of its material tax positions in accordance with recognition and measurement standards.  Based on this review, the Company has concluded that there are no significant uncertain tax positions that would require recognition or disclosure within the consolidated financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2007.  The Company's policy is to recognize interest and penalties related to uncertain tax benefits in income tax expense. The Company has no significant accrued interest or penalties related to uncertain tax positions as of June 30, 2011 or December 31, 2010 and such uncertain tax positions as of each date are insignificant.

EQUITY METHOD OF ACCOUNTING FOR UNCONSOLIDATED INVESTMENTS
The equity method of accounting is used for investments in wind farm entities where the Company has significant influence but not a controlling financial interest.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

3.	PRIVATE PLACEMENT OF SERIES A 8% CONVERTIBLE PREFERRED STOCK AND COMMON STOCK WARRANTS

In June 2008, the Company completed a private placement consisting of shares of newly-created Series A 8% Convertible Preferred Stock (Series A), and detachable, five-year Class A, Class B and Class C warrants to purchase shares of common stock at an exercise price of $1.25 (Class A), $1.50 (Class B) and $1.75 (Class C) per share.  In total, the Company sold 5,160,000 shares of Series A (convertible at any time into a like number of shares of common stock) and Class A, Class B and Class C Warrants to each purchase 2,580,000 shares of common stock, or an aggregate of 7,740,000 shares of common stock.  Such warrants were subsequently exercised or exchanged in June 2009 (see Note 4).  We also issued 2,250,000 shares of our common stock to Greenview Capital, LLC and unrelated designees at the closing of the transaction in consideration for merger advisory services.

Conversion Rights of Series A

At any time, each share of Series A is convertible into one share of common stock.  However, the number of shares of common stock issuable upon conversion of Series A is subject to adjustment upon the occurrence of certain customary events, including, among others, a stock split, reverse stock split or combination of the common stock; an issuance of the Company’s common stock or other securities as a dividend or distribution on the common stock; a reclassification, exchange or substitution of the common stock; or a capital reorganization of the Company. Additionally, until June 24, 2010, the holders of Series A had “full-ratchet” anti-dilution price protection, with limited exceptions for issuances under employee benefit plans and pursuant to transactions involving a strategic partner preapproved by the holders on a case-by-case basis. After June 24, 2010, the holders of Preferred Stock have “weighted average” anti-dilution price protection.

Voting Rights of Series A

Holders of Series A are not entitled to vote their shares with the holders of common stock, except for certain extraordinary corporate transactions, in which case they vote as a separate class. Holders of Series A shall also have any voting rights to which they are entitled by Delaware law.

Liquidation Rights of Series A

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, including a merger or consolidation of the company with or into another company, or any transfer, sale or lease by us of substantially all of the assets, the holders of Series A will be entitled to receive out of the assets available for distribution to stockholders, before any distribution is made to holders of common stock or any other series of the preferred stock, liquidating distributions in an amount equal to $1.20 per share, plus accrued but unpaid dividends, which totaled $5,883,000 including dividends accrued of $97,000 at June 30, 2011.

Redemption Rights of Series A

Series A may not be redeemed by the Company at any time.

Dividends Rights of Series A

Series A will be entitled to receive dividends at a rate of 8% per year, payable quarterly in arrears in cash or shares of common stock. The Company has accrued dividends to Series A totaling $97,500 and $99,000 at June 30, 2011 and December 31, 2010, respectively.

Certain Covenant Rights and Registration Rights of Series A

Series A contains certain negative covenants, such as a limitation on indebtedness, a limitation on increases in executive compensation, an incentive compensation plan not to exceed 10% of the outstanding common equivalent shares, and restrictions on mergers, acquisitions and other fundamental transactions, without the prior written consent of a majority of the holders of Series A, and certain other affirmative covenants.  All covenants expire if Series A position held by its majority original investor falls below 20% of the original Series A position held by it immediately following the closing of the original offering. The Company is also required to issue registered common shares upon conversion of Series A and exercise of the Class A, Class B and Class C warrants. If the underlying shares are not registered as required in the Series A offering document, the Corporation would be required to pay liquidated damages of 2% of the original purchase price per each 30 day period or part thereof for any registration default up to a maximum of 12%.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

4.	ISSUANCE OF SERIES B CONVERTIBLE PREFERRED STOCK

On June 29, 2009, the Company entered into a Warrant Amendment Agreement with the holders of the Company’s Class A, Class B and Class C warrants, whereby the holders and the Company agreed that such warrants would be exercisable solely for the Company’s new Series B Convertible Preferred Stock (Series B).  In conjunction with this agreement, the holders of all classes of warrants exchanged their warrants, cash of approximately $2,339,000 and a subscription receivable totaling approximately $197,000 for 6,607,006 shares of the Company’s Series B. The subscription receivable was paid in full on December 31, 2009.

Series B contains the following terms:

Conversion Rights of Series B

At any time, each share of Series B is convertible into one share of common stock.  However, the number of shares of common stock issuable upon conversion of Series B is subject to adjustment upon the occurrence of certain customary events, including, among others, a stock split, reverse stock split or combination of our common stock; an issuance of our common stock or other securities as a dividend or distribution on the common stock; a reclassification, exchange or substitution of the common stock; or a capital reorganization of our company.

Voting Rights of Series B

Holders of Series B are not entitled to vote their shares with the holders of our common stock, except for certain extraordinary corporate transactions, in which case they vote as a separate class. Holders of Series B shall also have any voting rights to which they are entitled by Delaware law.

Liquidation Rights of Series B

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our company, the holders of Series B will be entitled to receive out of our assets available for distribution to stockholders, a pro rata liquidating distribution on a pari passu basis with holders of the Company’s common stock based on the number of shares convertible from the then outstanding Series B shares.  Liquidation does not include a change in control transaction or a merger or consolidation of the Company, any sale of all or substantially all of its assets in one transaction or series of related transactions, or any tender offer or exchange offer to which the holders of common stock are permitted to tender or exchange their shares for other securities, cash or property. Liquidation rights of our Series A is expressly senior to the rights of Series B.

Redemption Rights of Series B

Series B may not be redeemed by the Company at any time.

Dividends Rights of Series B

Series B has no cumulative preferred dividend provisions.  Series B shall participate in any dividends declared and paid by Juhl on its common stock on an as-converted basis.

Anti-Dilution Rights of Series B

Series B contains provisions whereby at any time at least 25% of the Series B is outstanding, the Company may not issue rights, options or warrants to all holders of common stock entitling them to subscribe for or purchase shares of common stock at a price per share that is lower than the volume weighted average price on the date of the Series B agreement without issuing the same rights, options or warrants to all holders on an as-converted to common stock basis.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

5.	PROMISSORY NOTE RECEIVABLE

Promissory notes receivable consists of the following:

	June 30, 2011	December 31, 2010

Note receivable from the Grant County wind farm, including interest at 8%; On March 9, 2011, the note balance was converted to a new note (see further discussion below)	$-0-	$5,264,093

Note receivable from the Grant County wind farm, including interest at the six-month LIBO rate plus 3.25%, payable in quarterly principal and interest installments beginning June 2011; matures in 2022; shared first security interest in project assets with two other project participants	1,713,713	-0-

Subordinated convertible promissory note receivable from the Valley View wind farm, including interest at 8%, subordinated to a bank financing agreement; payable from project cash grant proceeds, equity proceeds or operating cash flows subsequent to the project completion date (such date expected to be prior to November 2011); our primary construction subcontractor has a security interest in this note until its promissory note payable on the project is fully paid	4,103,554	-0-
Totals	5,817,267	5,264,093
Less: current maturities	(4,247,056)	(5,264,093)
Total long term receivables	$1,570,211	$0

The maturities of the Promissory Notes Receivable are as follows:

Due within one year	$4,247,056
2012	143,502
2013	143,502
2014	143,502
2015	143,502
Thereafter	996,203
Total	$5,817,267

On March 9, 2011, the Grant County Project sold 99% of new membership interests to a new equity investor. As a part of that transaction closing,  proceeds of $750,000 were used to pay down the promissory note balance of $5,264,093,  of which the  Company received approximately $242,000 directly in cash and in addition, a payment of $508,000 that was paid by agreement of the parties directly to our primary subcontractor holding the promissory note payable.  Also in conjunction with this equity investment, JEDI, along with the project turbine supplier and our primary subcontractor, simultaneously agreed to a new credit facility to act as temporary lenders to the project until a permanent take-out loan is completed.  The new credit facility terminated the previous vendor note financing structures that had been put in place in 2009 by the turbine supplier, JEDI and its primary subcontractor (the ‘Development Partners”).  In its place, new promissory notes were created for each of the Development Partners under the new credit agreement with the project company. The Company’s new note was $1,757,895.   Each development partner shall receive proceeds upon receipt of the permanent take-out loan proceeds pursuant to the terms of an intercreditor arrangement, and in the interim, the Development Partners will receive a quarterly payment of principal and interest on their respective promissory notes.  The Development Partners have received a first security interest in project assets. Also in conjunction new equity financing, the Company has agreed for a limited period of time to indemnify the new equity investor with respect to certain representations and warranties made in conjunction with the equity purchase,  including potential liabilities for Section 1603 Treasury Grant recapture or tax liabilities attributable to the period prior to the closing date.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

6.	CONCENTRATIONS, RISKS AND UNCERTANTIES

The Company derived approximately 87% of its revenue for the six-months ended June 30, 2011 from four customers primarily as a result of the construction activities and wind farm development fees, and 65% of its revenue for the six months ended June 30, 2010 was from sales to three customers. At June 30, 2011 and December 31, 2010, 60% and 97% of the Company's accounts receivable were due from two customers and one customer, respectively.

7.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	June 30, 2011	December 31, 2010 *
Wind farm development/management	$123,385	$23,284
Electricity Sales	79,185	-0-
Construction contracts	46,727	3,165,787
Turbine sales and service	-0-	9,561
Total	$249,297	$3,198,632

*Derived from December 31, 2010 audited financial statements

8.	INVENTORY

Inventory consists of the following:

	June 30, 2011	December 31, 2010*
Materials and supplies	$236,161	$242,901
Wind turbines designated for construction contract	-0-	1,393,333
Work-in-progress	64,208	-0-
Total	$300,368	$1,636,234

*Derived from December 31, 2010 audited financial statements

9.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	June 30, 2011	December 31, 2010*
Land and improvements	$18,700	$18,700
Building and improvements	286,209	288,218
Equipment, including vehicles	351,493	414,940
Turbines and improvements	4,838,683	-0-
Construction in process	-0-	58,903
Subtotal	5,495,085	780,761
Less accumulated depreciation	(346,523)	(291,872)
Total	$5,148,562	$488,889
*Derived from December 31, 2010 audited financial statements

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

10.	CONSTRUCTION CONTRACTS

The status of construction contracts is as follows:

	June 30, 2011	December 31, 2010*
Costs incurred on uncompleted contracts	$3,910,857	$10,914,418
Estimated earnings recognized	391,086	751,164
Less: billings to-date	(4,156,486)	(11,004,164)
Totals	$145,456	$661,418

Included in the accompanying consolidated balance sheet under the following captions:
Costs and estimated earnings in excess of billings	$145,456	$661,418
Billings in excess of costs and estimated earnings	$-0-	$-0-

* Derived from December 31, 2010 audited financial statements

11.	INCOME TAXES

The Company files a consolidated tax return inclusive of each of its wholly-owned subsidiaries, JES (formerly DanMar), JEDI, JWAI and NextGen.

The Company has recorded deferred tax assets and liabilities arising from the anticipated timing differences recorded in the financial statements and income tax returns for various accrued expenses, accounting methods used in computing depreciation and revenue recognition and benefits from net operating loss carryforwards.

The income tax benefit for the six month periods ended June 30, 2011 and 2010 consists of the following components:

	2011	2010
Current	$250,000	$-0-
Deferred	1,324,0000	(111,000)
Total income tax provision (benefit)	$1,574,000	$(111,000)

The components of the deferred income tax asset and liability as of June 30, 2011 and December 31, 2010 are as follows:

	2011	2010*
Current deferred income tax asset:
Accrued vacation and compensation	$112,000	$178,000
Reserves for warranty and doubtful accounts	17,000	18,000
Net operating loss carryforward	-0-	1,310,000
Total	$129,000	$1,506,000

Non-current deferred income tax asset:
Stock-based compensation expense	$779,000	$667,000
Deferred revenue/other	420,000	390,000
Net operating loss carryforward	-0-	-0-
Less valuation allowance	(779,000)	(681,000)
Total	$420,000	$376,000

Current deferred income tax liability:
Completed contract accounting	$180,000	$217,000
Prepaid expenses	28,000	-0-
Total	$208,000	$217,000

Non-current deferred income tax liability
Depreciation	$28,000	$28,000

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

Deferred income taxes are presented on the consolidated balance sheet under the following captions at June 30, 2011 and December 31, 2010:

	2011	2010*
Net current assets	$-0-	$1,289,000
Net current liabilities	(79,000)	-0-
Net non-current assets	392,000	348,000
Total	$313,000	$1,637,000

*Derived from December 31, 2010 audited financial statements

In assessing the realization of deferred tax assets, the Company’s management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  The Company’s management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of June 30, 2011, a valuation allowance of $779,000 has been recognized for deferred tax assets, primarily for stock-based compensation.

The following represents the reconciliation of the statutory federal tax rate and the effective tax rate for the six months ended June 30, 2011:

Statutory tax rate	$1,270,000	34.0%
States taxes, net of federal benefit	224,000	6.0
Nondeductible income/expenses	5,000	0.1
Other, net	(23,000)	(.6)
Increase in valuation allowance	98,000	2.6
	$1,574,000	42.1%

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

12.	PROMISSORY NOTES PAYABLE

Promissory notes payable consists of the following:

	June 30, 2011		December 31, 2010

Note payable to a construction subcontractor, including interest at 8%, secured by the Company’s rights in its Development and Construction Services Agreement from underlying project and guaranteed by Juhl Wind parent company. Subsequent to December 31, 2010, the balance was converted to a note directly between the subcontractor and the project (see Note 5).	$-0-	*	$5,264,093

Note payable to a turbine supplier, including interest at 6%, payable within 180 days of the project commissioning date (such date expected to be September 1, 2011); secured by Company’s first secured rights arising out of its Development and Construction Services Agreement with the underlying project	2,693,797		2,628,063

Note payable to a construction subcontractor, including interest at 8%, payable upon 180 days of reaching the mechanical completion date as defined in the underlying balance of plant construction agreement; secured by Company’s rights in its Second Amended Development and Construction Services Agreement from underlying project. Subcontractor has option to convert into project equity.	3,723,924		2,435,852
Totals	$6,417,721		$10,328,008

All amounts are classified as current liabilities on the balance sheet at June 30, 2011 and December 31, 2010.

*   The Company has guaranteed the payment obligation from Grant County to our primary subcontractor until such obligation is satisfied.  The obligation became a direct liability of Grant County in March 2011 as a result of an interim financing arrangement. As of June 30, 2011, the remaining obligation is approximately $4,637,000.

13.          BANK NOTE PAYABLE- LONG TERM

Bank note payable- long term consists of the following:

	June 30, 2011	December 31, 2010
5.5% Note payable to bank, due January 2016, payable in quarterly installments of $82,031, collateralized by Woodstock Hills assets including turbines and improvements, rights to payment under leases and the power purchase contract	$1,360,747	$-0-
Less current portion	(258,558)
Long-Term portion	$1,102,189	$-0-

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

The future minimum principal payments of the Company’s bank note payable-long term are as follows (in    thousands):

For the period ended June 30,
2012	$258,558
2013	273,075
2014	288,406
2015	304,599
2016	236,109
Total	$1,360,747

In conjunction with the bank note, a maintenance and repair reserve of $250,000 is required to be maintained. The bank is permitting this reserve to be funded ratably over eight quarters at $31,250 per quarter.  The balance of the cash reserve is $31,250 at June 30, 2011 and is included in long term assets under the caption Escrowed Cash Reserves for Contractual Commitments.

14.	POWER PURCHASE CONTRACT LIABILITY

The Woodstock Hills wind farm entered into a power purchase agreement (PPA) with Northern States Power (NSP) in 1997.  The agreement, among other things, requires NSP to purchase all of the electricity output from the Woodstock Hills wind energy generation facility over a 30-year period following its commercial operation date at rates provided in the agreement.  The commercial operation date has been deemed to be May 1, 2004.  The power purchase rates were set at a higher level in the early years of the agreement in order to assist Woodstock Hills in obtaining financing.  The PPA power purchase rates will range from $16 to $45 per megawatt hour over the remaining 23 years of the PPA term, with an average of approximately $29 per megawatt hour over the remaining duration of the agreement.

In accordance with our revenue recognition policy in Note 1, revenue levelization is used to recognize revenue from the electricity sales of Woodstock Hills.  Revenue deferred under this levelization calculation at June 30, 2011 was $69,447.

At the time of acquisition of Woodstock Hills in April 2011, the power purchase rates in the PPA between Woodstock Hills and NSP were considered unfavorable when compared with market conditions at the time of the acquisition. As a result, an unfavorable contract liability of approximately $3,418,000 was established on the acquisition date.  The amount of this liability was determined based on what we believe is the current market rate that power purchasers are paying for electrical power, net of the fair value of the renewable energy credits that Woodstock Hills could be expected to realize during the term of the PPA.   The unfavorable contract liability will be expected to increase through 2017 based on the current power purchase rate structure, and the liability amount from 2018 and forward will be amortized as an increase to net revenue based on the de-escalating PPA rates over the remaining contractual term.  The net increase to the unfavorable contract liability from the date of acquisition to June 30, 2011 was approximately $18,000.

The Company has recorded the following long term liability in its financial statements in relation to the PPA:

	June 30, 2011	December 31, 2010
Rate levelization adjustment	$69,447	$-0-
Unfavorable contract liability	3,436,569
Total	$3,506,016	$-0-

The PPA requires Woodstock Hills to provide security to NSP in the form of a letter of credit for the decommissioning, front-loaded rates and overall agreement compliance. At June 30, 2011, Woodstock has obtained letters of credit from a bank in the amounts of $500,000 and $255,000 to provide the required security to NSP for front-loaded rates and decommissioning, respectively.  NSP has not exercised any of its rights to draw upon the security during the term of the PPA. The letters of credit are renewable on an annual basis.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

The $500,000 letter of credit agreement requires a cash escrow to be funded over time with an initial deposit of $50,000 made in December 2010, and minimum payments of $28,125 per quarter beginning April 2012. The $255,000 line of credit agreement requires a cash escrow to be funded over time with minimum payments of $12,750 per quarter beginning April 2011. At June 30, 2011, Woodstock has escrowed approximately $62,900 in cash toward the escrow requirements.  These escrowed deposits are reflected within the noncurrent asset called Escrowed Cash Reserves for Contractual Commitments.

15.	STOCK-BASED COMPENSATION

The Company has a incentive compensation plan to provide stock options, stock issuances and other equity interests in the Company to employees, directors, consultants, independent contractors, and advisors of the Company and other person who is determined by the Committee of the Board of Directors of the Company to have made (or expected to make) contributions to the Company. As of June 30, 2011, the Company has 1,627,111 shares available for award under the plan.

Stock Options

The Company has granted to key employees and directors of the Company 1,240,000 options to purchase common shares under the above plan.  In addition, the Company issued an additional 500,000 stock options to a director in June 2009 outside of the plan. The outstanding stock options carry an exercise price ranging from of $1.00-$2.11 per share and expire ten years from the date of grant.  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions, underlying price ranging from $1.00 to $3.05, dividend yield of 0%, expected volatility ranging from 96% to 104%, risk-free interest rate of 4%, and average expected life of 6 years. Based on pricing model, the company expensed approximately $279,000 and $308,000 of stock compensation in the six-month period ended June 30, 2011 and 2010, respectively.

A summary of the Company’s stock option plan as of June 30, 2011 and changes during the period then ended is listed below:

Outstanding at January 1, 2011	1,740,000
Granted	30,000
Exercised	-0-
Expired	-0-
Forfeited	-0-
Outstanding at June 30, 2011	1,770,000

Options exercisable at the end of the period	1,409,581

As of June 30, 2011, there was approximately $210,000 total unrecognized compensation expense cost.  This cost is expected to be recognized over a weighted-average period of 2 years.

Warrants

The Company has issued common stock warrants to individuals or firms for consulting and investor relations services. A summary of the warrants are as follows:

Issue date	Number of warrants	Expiration Date	Exercise Price per share
December 2008	50,000	June 2013	$7.00 - $10.00
December 2009	100,000	December 2014	$1.25

Total	150,000

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

All of the warrants are vested and allow the holder to purchase common stock at the exercise prices shown above.  To determine fair value of the warrants issued for the purposes of measuring stock compensation expense, the Company uses the Black-Scholes pricing model with the following assumptions, dividend yield of 0%, expected volatility of 96-102%, risk-free interest rate of 4%, and expected life of 5 years.  The Company recognized no stock compensation expense for warrants to non-employees during the six and six-month periods ending June 30, 2011 and 2010.

16.	LICENSING ARRANGEMENT

In July 2009, NextGen entered into a non-exclusive Manufacturing License and Reseller agreement with an unrelated company. The agreement provides that NextGen will license its small turbine technology and, among other things, grants a right to manufacture units over a twenty year period. The agreement also provides for exclusive distribution rights in certain areas of the United States.  During 2009 and 2010, NextGen received payments of $1 million for granting these rights under this agreement.  Revenue is being amortized over the twenty year period.   For the six-month periods ended June 30, 2011 and 2010, licensing revenue of approximately $25,000 and $25,000, respectively, is included in revenue in the consolidated financial statements.  Deferred licensing revenue of approximately $904,000 and $929,000 is included on the consolidated balance sheets in deferred revenue as of June 30, 2011 and December 31, 2010, respectively.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

17.	BUSINESS SEGMENTS

The Company groups its operations into three business segments–Wind Farm Development and Management, Wind Farm Ownership and Operation,  and Consumer-owned Renewable Energy products.  The Company's business segments are separate business units that offer different products. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. Corporate assets include: cash and cash equivalents, short-term investments, deferred income taxes, and other assets.

The following is information for each segment for the six month periods ended June 30, 2011 and 2010:

	Wind Farm Development and Management	Wind Farm Ownership and Operation	Consumer- Owned Renewable Energy	Consolidated
For the Six-Month Period Ended June 30, 2011
Wind farm development/mgmt	$5,294,149	$-	$2,464	$5,296,613
Turbine sales and service	207,285	-	156,726	364,011
Related party revenue	116,249	-	-	116,249
Electricity Sales	-	97,975	-	97,975
Construction contract revenue	1,802,102	-	985	1,803,087
Total revenue	$7,419,785	$97,975	$160,175	$7,677,935

Income (loss) from operations	$3,948,154	$(127,059)	$(47,468)	$3,773,627
Other income (expense), net	(17,058)	(12,403)	(10,336)	(39,797)
Income (loss) before income tax benefit	$3,931,096	$(139,462)	$(57,804)	$3,733,830

Identifiable assets at June 30, 2011	$8,319,256	$5,184,885	$657,548	$8,976,804
Corporate assets				13,832,444
Total assets at June 30, 2011				$22,809,248

	Wind Farm Development and Management	Wind Farm Ownership and Operation	Consumer- Owned Renewable Energy	Consolidated
For the Six-Month Period Ended June 30, 2010
Wind farm development/management	$287,971	$-	$2,400	$290,371
Turbine Sales and Service	260,280	-	564,881	825,161
Related party revenue	161,899	-	-	161,899
Construction contract revenue	1,020,254	-	5,165	1,025,419
Total revenue	$1,730,404	$-0-	$572,446	$2,302,850

Loss from operations	$(1,236,197)	$-	$(276,338)	$(1,512,535)
Other income (expense), net	28,036	-	(10,886)	17,150
Loss before income taxes	$(1,208,161)	$-0-	$(287,224)	$(1,495,385)

Identifiable assets at June 30, 2010	$11,493,811	$-0-	$376,083	$11,869,894
Corporate assets				4,336,992
Total assets at June 30, 2010				$16,206,886

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

18.           ADVANCE ON SALE OF PROJECT DEVELOPMENT RIGHTS

On March 1, 2011, the Company entered into an amendment to its existing Development Services Agreement with the limited liability entity that owns the Crofton Hills project. In conjunction with this amendment, the project owners paid the Company an advance of $1,000,000 in cash. The advance is in the form of a loan and is intended to be an advance on the sale of the development work performed to-date.

On July 28, 2011, the Company received the final $1,250,000 in cash proceeds with respect  to  the sale of its development work performed to-date and rights to the development of the Crofton Hills project. The total fees collected from the amended agreement were $2,250,000, of which a $1 million cash advance had been previously collected. The Company is expected to continue in a development role in the project until commercial operation, and the agreement with the owners also includes a provision that the Company will advance $500,000 by December 31, 2011 to the project owner in the event that the project has not yet achieved commercial operation at that time, with such advance repayable upon commercial operation.

19.	TRANSACTIONS WITH RELATED PARTIES

The Company provides wind farm management services to entities that are controlled by the Company’s Chief Executive Officer and family members. This revenue is shown on the face of the consolidated statement of operations.  The fees are billed at rates similar to fee structures charged to unrelated parties.

Pursuant to the limited liability company operating agreement of Woodstock Hills, the Company’s ownership percentage of cash, income, gain, loss, and deductions of 99.9% will be reduced to 20% at the time that it has received a 12% cash-on-cash return on its original investment of $400,000 which is not expected to occur for six years. The Company’s CEO is the sole minority interest member.

20.	COMMITMENTS AND CONTINGENCIES

Construction Services Agreements
The Company enters into construction services agreements with third parties for the construction of wind projects. The construction services agreements provide for a fixed price or cost-plus arrangements, subject to change orders pursuant to changes in work scope or work conditions. The construction fees are generally billable on a monthly basis. At June 30, 2011, the Company was in process of constructing two wind projects in Minnesota with a combined estimated contract value of $5.8 million, and was in the beginning stages of one additional project.

Development Agreements
The Company enters into development agreements with third parties for the development of wind projects. The development agreements call for development fees ranging from 3% to 5% of the total project cost. The development fees are generally paid by the project owners in installments:   upon signing of the development agreement (ranging from 2-10% of the fee), signing of the power purchase agreement (approximately 5% of the fee), upon availability of funding and signing of the PPA (approximately 40% of the fee), and the remaining 50% is due at the commercial operation date of the project. As of June 30, 2011, the Company was involved with various development agreements at different stages within the contracts. The Company was also involved with several new projects for which development agreements have not been signed.

Turbine Supply
The Company may enter into turbine supply agreements whereby it will purchase wind turbines from turbine equipment suppliers and resell the components to wind project owners. The Company incurs risks of ownership during the course of shipment and delivery to the project site. The Company passes through the warranty and performance obligations of the manufacturer onto the project owners.

Management Agreements
The Company has three agreements in place for operational wind projects to perform management services for those projects. The agreements provide monthly management fees equal to 2% of the project’s gross sales. These agreements also provide payments for general and administrative fees, maintenance fees, and any other out-of-pocket expenses for the project. The contracts expire at various dates through 2015. The agreements may be terminated by the wind farm upon the last day of the month that is at least 30 days after the Company has received written notice of the intent to terminate the agreement.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

Turbine Maintenance Agreements
The Company has agreements in place to perform turbine maintenance services for two wind farm projects, and from time to time will engage in additional maintenance services on a time and materials basis. The agreements provide quarterly or annual payments on a per-turbine basis. The agreements at various dates through 2014. The agreements may only be terminated in the event of non-performance.

Administrative Services Agreements
The Company has four agreements in place for operational wind projects to perform administrative services for those projects. These agreements provide quarterly payments in advance or in arrears of services performed. Payments range from $4,000 to $5,000 per quarter, and will continue through the change of percentage ownership date, as defined by the administrative services agreements, and will be renewed annually without any additional action. The agreements may be terminated by the wind farm upon at least 90 days written notice to the Company.

Asset Retirement Obligation
At the time that the turbines in the Woodstock Hills project are retired or upon the end of the land lease, there is an obligation to restore the underlying real estate to its original condition. This includes removal of all personal property and concrete foundations.  The estimate fair value of this obligation was undeterminable; however, it is reasonable that the salvage value of the wind turbines would cover any expenses for restoration of the real estate.

21.	LAND LEASE

The Woodstock Hills wind farm maintains a lease agreement with landowners for the real estate related to the wind energy generation facility.  The original term of the agreement is 30 years, with the option to extend the agreement for an additional 15 years.  Under terms of the land lease, Woodstock Hills is required to make annual lease payments of $1,000 per turbine or 1% of the gross revenues from the sale of electricity, whichever is greater. At the beginning of the thirteenth and fifteenth year, the rental amount can be renegotiated, but in all cases the minimum rental amount can be no less than $1,000 per turbine and no greater than 3% of the gross revenues from the sale of electricity.

The minimum lease payments for the next five years under the lease agreement are as follows:

2012	$17,000
2013	17,000
2014	17,000
2015	17,000
2016	17,000
Total	$85,000

22.	VARIABLE INTEREST ENTITIES

Generally accepted accounting principles provide a framework for identifying variable interest entities (VIE’s) and determining when a company should include the assets, liabilities, non-controlling interest, and results of activities of a VIE in its consolidated financial statements.  In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.   A VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE.  A variable interest holder that consolidates the VIE is called the primary beneficiary.  Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

The Company’s evaluation of whether it qualifies as the primary beneficiary of VIEs is highly complex and involves significant judgments, estimates and assumptions. The Company generally utilizes expected cash flow scenarios to determine the Company’s interest in the expected losses or residual returns of VIEs and perform qualitative analysis of the activities that most significantly impact the VIEs’ economic performance and whether we have the power to direct those activities.

Non-Consolidated Variable Interest Entities

Valley View Transmission, LLC
In June 2010 (and as amended in December 2010),   JEDI entered into a Development and Construction Services Agreement with a limited liability company which was formed to own the Valley View wind farm project in Minnesota.  Under this agreement, JEDI contracted with the existing owners of the wind farm project for the development, design, construction, installation, and construction period financing of the project’s balance of plant.  JEDI began construction of the wind farm in fourth quarter 2010 for the expected $4.2 million balance of plant construction cost of the project, of which $3.9 million was stored and completed to-date at June 30, 2011.  JEDI’s primary subcontractor has also agreed to assist JEDI in its financing by deferring payment of its services through the acceptance of a promissory note until permanent financing is placed on the project but no more than six months from mechanical completion of the project.  The Company did not maintain any ownership or voting interest in the entity at year-end.  The Company has determined that this limited liability company is a VIE.

In making a determination of whether the Company is the primary beneficiary in this VIE for purposes of the consolidated financial statements as of June 30, 2011, the Company notes that JEDI did not have any power (explicit or implicit) to direct the activities of Valley View that most significantly impact the economic performance of the project entity.  JEDI, or any employee or owner of JEDI is also not acting as management for Valley View.  Valley View had rights and power to terminate the agreement with JEDI at any time. At no time during the design or setup of Valley View was JEDI expected to be, or desired to be, in a position of control.

In February 2011, Valley View executed an equity agreement with the turbine supplier and JWAI whereby the turbine supplier became approximately a 52% majority controlling interest in this limited liability company and JWAI maintains the remaining 48% interest.  In March 2011, the construction loan and bridge loan financing was completed and the turbine supplier formally agreed to provide a guarantee of the $10 million construction loan portion of the financing.   The turbine supplier would replace the original equity owners as the primary beneficiary at that time. Based on these judgments, JEDI is not considered the primary beneficiary for this VIE.

The Company has provided to the turbine supplier a Juhl Wind parent guarantee on the approximate payment of $1.8 million for remaining obligations in their turbine supply agreement with this development project.  We feel that the risk of loss is low as we will either raise the planned project equity once the wind farm is operational from sources that we have identified or alternatively, the project will more likely than not have 1603 Treasury grant proceeds sufficient for such payment.

At June 30, 2011, the Company held the following investments that were evaluated against the criteria for consolidation and determined that it is not the primary beneficiary of the investments and therefore consolidation in the Company’s consolidated financial statements is not required:

Asset types	Purpose	Book Value	Market Value

Promissory note receivable	Construction contract note with owners	$4,103,554	$4,103,554
Accounts payable	Amounts due on retainage	(177,352)	(177,352)
Promissory note payable	Construction contract note with subcontractor	(3,723,924)	(3,723,924)

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

Consolidated Variable Interest Entities

Winona County Wind
JEDI entered into a Development and Construction Services Agreement in November 2010 with a limited liability company, Winona County Wind, LLC (“WCW”), which was formed to own a wind farm  project in Minnesota.  Under this agreement, JEDI contracted with the existing owners of the wind farm project for the development, design, construction, installation, and construction period financing of the project’s wind turbines and balance of plant.  JEDI agreed to take a promissory note for the expected $4 million cost of the wind turbines and construction costs of the project. The Company maintains a first security interest in all of the WCW assets and also received a pledge of the membership interests of the existing owners.  The Company has determined that this limited liability company is a VIE.

The Company has determined that this limited liability company is a VIE for which the Company is the primary beneficiary as a result of our implicit power to direct the activities of the entity and the existing ownership and therefore significantly impact the economic performance of WCW.

At June 30, 2011, the following table summarizes the assets and liabilities of WCW in our consolidated financial statements:

Account	Purpose	June 30, 2011	December 31, 2010

Assets:
Project Development Costs	Construction costs in-progress	$4,224,878	$2,269,594

Liabilities:
Accounts Payable	Amounts due to service providers	27,364	25,650

23.          LEGAL PROCEEDINGS

In March 2011, a complaint was filed by a freight supplier claiming that the Company has not paid amounts due under contractual arrangements for delivery of wind turbine generator components along with additional unreimbursed costs in that regard. The Company has accrued all costs in the complaint in the accompanying consolidated balance sheet and believes that it has counterclaims such that any settlement in this matter will not have a material effect on the financial position or operations of the business.

24.          STOCK REPURCHASE PROGRAM

In October 2010, the Company’s Board of Directors authorized a stock repurchase program which would allow the Company to purchase up to $200,000 of its common stock.   The expiration of the program has been subsequently extended to December 31, 2011 through board approval in April 2011, and the total repurchase amount was also increased to $250,000.

The repurchase plan is being carried out in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Act").     The repurchase program allows the Company to execute trades in the open market during periods when it would ordinarily not be permitted to do so because of its possible possession of material non-public information, because of insider trading laws or due to self-imposed trading blackout periods. A broker chosen by the Company has the authority, under the prices, terms and limitations set forth in the plan. The number of shares to be repurchased and the timing of the repurchases are based on the level of available cash and other factors, including market conditions, the terms of any applicable 10b5-1 plans and self-imposed black-out periods.

Since inception of the program through June 30, 2011, the Company has repurchased 158,421 shares of Juhl common stock in the open market at a cost of $189,506, or an average purchase price of $1.20 per share. The purchases are reflected in Stockholders’ Equity under the caption Treasury Stock.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011

25.          ACQUISITION OF WOODSTOCK HILLS WIND FARM

On April 28, 2011, the Company paid $400,000 to acquire a 99.9% ownership interest in a 10.2 megawatt wind farm, Woodstock Hills, located near the Company's headquarters in Woodstock, Minnesota. The Woodstock Hills wind farm has been operating as a wind energy generation facility since 1999 and had been originally developed by the Company’s CEO, who remains the .1% minority interest member. The .1% minority interest is considered immaterial for purposes of accounting for this noncontrolling interest in our financial statements.

The acquisition is being accounted for under the acquisition method and, accordingly, the operating results for Woodstock Hills have been included in the consolidated statements of earnings from the date of acquisition. The assets and liabilities of Woodstock were recorded at their respective estimated fair values as of the date of the acquisition using generally accepted accounting principles for business combinations. The fair value of the total consideration paid at the acquisition date was $400,000.  The Company used a combination of the market and cost approaches to estimate the fair values of the Woodstock Hills assets acquired and liabilities assumed.

The following table summarizes the estimated fair values of Woodstock Hills’s assets acquired and liabilities assumed, effective April 28, 2011, the date the Company obtained control of Woodstock Hills (in thousands).

Cash and cash equivalents	$184,078
Accounts receivable, net	107,484
Other current assets	77,350
Property and equipment	4,788,683
Loan financing costs	15,895
Reserves for loan and contractual commitments	94,049
Total identifiable assets acquired	5,267,539
Accounts payable and other liabilities	(79,480)
Accrued expenses	(8,316)
Power purchase contract liability	(3,418,996)
Long-term debt	(1,360,747)
Total liabilities assumed	(4,867,539)
Net assets acquired	$400,000

26.   SECURITIES OFFERING
On April 29, 2011, we filed a Form S-1 registration statement with the Securities and Exchange Commission for the purpose of seeking a continuous offering of up to 10,000,000 shares of our common stock. We intend to use the offering proceeds to fund our strategic growth initiatives, including acquisitions complementary to our business, such as wind farm management and turbine maintenance services, and general corporate purposes.

27.    SUBSEQUENT EVENTS
On July 28, 2011, the Company received the final $1,250,000 in cash proceeds with respect  to  the sale of its development work performed to-date and rights to the development of the Crofton Hills project. The total fees collected from the amended agreement were $2,250,000, of which a $1 million cash advance had been previously collected. The Company is expected to continue in a development role in the project until commercial operation, and the agreement with the owners also includes a provision that the Company will advance $500,000 by December 31, 2011 to the project owner in the event that the project has not yet achieved commercial operation at that time, with such advance repayable upon commercial operation.

On July 18, 2011, Juhl Wind, entered into a non-binding letter of intent with a regional engineering and surveying firm setting forth the basis for a possible acquisition by Juhl Wind of 100% of the outstanding stock of the Target Company.  Execution of a definitive agreement is conditioned upon satisfactory completion of due diligence and the approval of such an agreement by the board of directors of Juhl Wind.

Item 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors.

Forward-Looking Statements

The following discussion and analysis is provided to increase the understanding of, and should be read in conjunction with, the consolidated financial statements of the Company and notes thereto included elsewhere in this report. Historical results and percentage relationships among any amounts in these consolidated financial statements are not necessarily indicative of trends in operating results for any future period. The statements, which are not historical facts contained in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information, and are subject to various risks and uncertainties. Future events and the Company's actual results may differ materially from the results reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, dependence on existing and future key strategic and strategic end-user customers, limited ability to establish new strategic relationships, ability to sustain and manage growth, variability of operating results, the Company's expansion and development of new service lines, marketing and other business development initiatives, the commencement of new engagements, competition in the industry, general economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the service requirements of its clients, the potential liability with respect to actions taken by its existing and past employees, risks associated with international sales, and other risks described herein and in the Company's other Securities and Exchange Commission filings.

Definitions

We use the following electrical power abbreviations throughout this report: “kW” means kilowatt, or 1,000 watts of electrical power; “MW” means megawatt, or 1,000 kW of electrical power; “GW” means gigawatt, or 1,000 MW of electrical power; “TW” means terawatt, or 1,000 GW of electrical power; and “kWh,” “MWh,” “GWh,” and “TWh” mean an hour during which 1kW, MW, GW or TW, as applicable, of electrical power has been continuously produced.  Capacity refers to rated capacity.  References in this report to “NCF” mean net capacity market, or the measure of a wind energy project’s actual production expressed as a percentage of the amount of power the wind energy project could have produced running at full capacity for a particular period of time, and references to “RECs” mean renewable energy certificates or other renewable energy attributes, as the context requires.

Unless the context otherwise requires, “we,” “our,” “us” and similar expressions refer to Juhl Wind, Inc., a Delaware corporation (formerly MH & SC Incorporated); Juhl Energy Development, Inc., a Minnesota corporation (“Juhl Energy”); or Juhl Energy Services, Inc., a Minnesota corporation (formerly known as DanMar and Associates, Inc.) (“Juhl Energy Services”), separately prior to our share exchange transaction on June 24, 2008, in which Juhl Energy and Juhl Energy Services became wholly-owned subsidiaries of Juhl Wind, and Juhl Wind, as successor to the business of Juhl Energy and Juhl Energy Services, after giving effect to the share exchange transaction, as well as Next Generation Power Systems, Inc., a South Dakota corporation (“NextGen”), which we acquired separately on October 31, 2008 and which is now our wholly-owned subsidiary,  Juhl Wind Asset Investment, Inc., a Delaware corporation (formerly known as Juhl Wind Project Lending, Inc.), which we formed as our wholly-owned subsidiary on May 19, 2010 (“Juhl Asset Investment”), as well as  Woodstock Hills LLC, a Minnesota limited liability corporation (“Woodstock Hills”), which we acquired on April 28, 2011.

Overview of Our Business

Juhl Wind is a leader in community wind power development and management, focused on wind farm projects primarily in the United States.  Juhl Wind services all aspects of wind farm development including full development and ownership of wind farms, general consultation on wind projects, construction management of wind farm projects and system operations and management for completed wind farms.  Additionally, we sell renewable energy products such as remanufactured small wind turbines and solar systems to consumers, directly and through our dealer network.  Juhl Wind focuses on building 5 MW to 80 MW wind farms that are jointly owned by local communities, farm owners, environmentally concerned investors, and our Company.  The wind farms are connected to the general utility electric grid to produce clean, environmentally-sound wind power.

We specialize in the development of community wind power systems, which results in land owners owning a portion of the long term equity in the wind farm that resides on their land. Our growth strategy is anchored by the competitive advantage of our portfolio of completed projects coupled with our projects under development. Our plan is to continue to provide the full range of development services across each phase of development, which we expect will grow our revenue and profitability.

Since 1999, we have developed 20 wind farms (accounting for approximately 150 megawatts of wind power) that are currently operating in the Midwestern United States. We are presently engaged in various aspects of the development of 23 wind farms totaling approximately 360 megawatts of community wind power.

Community Wind Power

Our wind power projects are based on the formation of partnerships with the local owners upon whose land the wind turbines are installed.  Over the years, this type of wind power has been labeled “community wind power” because the systems are locally owned by the landowners (often farmers).  Our Chairman and Principal Executive Officer, Daniel J. Juhl, was one of the creators of community wind power in the United States.  Community wind power is a specialized sector in the wind energy industry that differs from the large, utility-owned wind power systems.  Community wind power is a form of community-based energy development (C-BED). Various states, including Minnesota and Nebraska (where we have projects in development), have enacted C-BED initiatives, which include mechanisms to support community wind power and are intended to make it easier for community wind power projects to be successful without putting an excessive burden on utilities.  Therefore, community wind power is both environmentally sustainable and an economic stimulus for the rural areas in which it is developed.

Historically, landowners in rural areas could only benefit from the development of wind farms in their community by leasing their land to large wind developers. These large developers would then sell the wind energy to the local utility company and retain a majority of the project’s profits. We provide what we believe is a better alternative for local communities by specifically concentrating on C-BED wind projects that are owned in part by local constituents. As a result, we believe that community wind power projects keep more dollars in local communities, preserve local energy independence, and protect the environment. Our goal, and Mr. Juhl’s focus for the past 30 years, is to share ownership with local interests and to build a network of locally-owned community wind power systems.

Business Strategy

Our business strategy is to leverage our portfolio of existing community wind power projects and to take on new developments located in the United States and Canada.   We take projects where the following important conditions exist for successful developments: acceptable wind resources, suitable transmission access and an appropriate regulatory framework providing acceptable power purchase agreements and long-term utility agreements. Based on our pipeline of projects, we believe that we will experience consistent growth in the number of projects completed and the number of projects for which we are providing operational oversight. We expect that the continued growth in our project pipeline will act as a key competitive advantage as the community wind power industry grows throughout the United States and Canada.

Integral to Juhl Wind’s development efforts is the joint ownership structure created by the community wind model.  On implementing this model, a group of landowners are typically grouped together into the membership of the local entity, typically a limited liability company that becomes Juhl Wind’s partner in development.  By design, Juhl Wind’s projects are smaller as compared to larger wind farm projects, which make wind farm development less burdensome, including reducing the difficulties in locating available sites for wind farms, wind turbine supply, local construction, electrical interconnection and financing.   Thus, Juhl Wind’s projects cost less to build than large scale, multi-national or electric utility owned wind farms.  Our typical community wind farm projects range in size from 10 to 40 megawatts, equivalent to $20 to $100 million development costs for the projects.  Based on this size, community wind farms are a viable and a relatively undiscovered niche in the market.

Juhl Wind develops its community wind projects in a manner similar to any utility or independent power developer builds and operates traditional power plants.  Juhl Wind is the developer, operator and (usually) maintenance provider for the wind farms.  The wind farm systems are built to meet wind power production goals established by the electric utility buyer as required by the power purchase agreement (the “PPA”).  This PPA typically provides for a 20 year term in the agreement from the electric utility.  Since the primary cost of wind power is the initial capital cost of the system, each wind farm benefits from a steady stream of reliable revenue and cash flow for decades.

Our Company’s involvement in the sale of consumer-owned renewable energy products commenced in November 2008 as a result of the acquisition of Next Generation Power Systems, Inc. (“Next Gen”).  Prior to the acquisition, Dan Juhl had been a significant shareholder in NextGen since it was organized in 2004.   NextGen primarily restores small wind turbines in the 30 KW class for sale to consumers for on-site electricity generation generally in rural business settings.  NextGen is currently completing the research and design of a 35 kw class wind turbine for purposes of sales under its own brand in 2011.   NextGen also provides solar-powered systems that allow small businesses and consumers to generate or store electrical power for on-site use or emergency backup.   In July 2009, NextGen entered into a 20 year, non-exclusive Manufacturing License and Reseller Agreement with an Ohio entity for purposes of expanding production and sale of small wind turbines. The agreement, among other things, specifies a sales territory, sales quota and requirements with regard to establishing a production facility. In conjunction with this agreement, NextGen has collected licensing fees of approximately $1 million.

Our business strategy is also evolving to include the participation in the ownership of community wind farms, given the improvement in our balance sheet strength. We believe that the ownership of community wind farms will provide an ability to expand our services to wind farm operations and to create recurring, repeatable annual revenue streams for our business model.  At the current time, we have made investments into the 10 MW Valley View Wind farm  (February 2011) and 10.2 MW Woodstock Hills wind farm (April 2011).

Growth Opportunities

As a result of the relationships we have established and niche markets we have identified, we have been able to lay the groundwork for the remainder of this year and beyond.  Some of the areas of focus moving forward include the following:

•	moving into a larger market of smaller projects;

•
targeting 5 to 50 megawatt wind farm projects.  In the State of Minnesota alone, industry experts have suggested there exist over 6,000 megawatts of achievable electricity utilizing our wind power model;

•	expanding our services to include turbine maintenance services for projects that we have sponsored or for existing wind farms in the Upper Midwest;

•
providing an overall services component that includes construction and development management by developing relationships with contractors, turbine suppliers, and financing partners in the wind farm industry; and

•
additional growth through targeted acquisitions, including other operation and maintenance providers and wind consulting providers; acquisition of ownership of other existing wind farms that complement our projects, and putting together joint ventures or acquisitions with other industry partners on specific projects.

We are growing our service business, through our operations and maintenance subsidiary, Juhl Energy Services.  In the second quarter, Juhl Energy Services entered into a new wind farm maintenance contract for our recently completed Adams and Danielson wind farms located in Meeker county in West Central Minnesota.  After completing the startup of each wind farm, Juhl Wind received a contract to supply full scale turbine maintenance services to each system, for an initial 2 year term, estimated at approximately $900,000.

As described in further detail herein, through the acquisition of the majority interest in the Woodstock Hills wind farm, and subsequent transfer of such interest to our wind farm ownership business subsidiary, Juhl Asset Investment, we are expanding our wind farm ownership.  Such acquisition is an example of our long term business strategy to evaluate, acquire, own and operate such wind farm assets with reliable revenue streams.

Management

Mr. Juhl is an expert in the wind power field and is considered a pioneer in the wind industry having been active in this field since 1978.  He was a leader in the passage of specific legislation supporting wind power development in the states of Minnesota and Nebraska, as well as contributing to the development of the currently accepted, financial, operational and legal structure providing local ownership of medium-to-large scale wind farms.  John Mitola, our President, is also considered an expert in the energy field having focused his career on energy efficiency, demand side management and independent power development.   He has significant experience in the energy industry and electric industry regulation, oversight and government policy.

Further, the rest of our management team has been involved in the wind power industry for more than 30 years. We have experience in the design, manufacture, maintenance and sale of wind turbines, as well as the full-scale development of wind farms.

Factors Affecting Our Operating Results

Demand

Political factors have stressed the importance of renewable energy and U.S. energy independence, causing the demand for wind power in the United States to grow rapidly.  We believe that the market for community wind power will be maintained as a model for ongoing installations of wind power given the constraints of transmission capacity and utility power purchases that are currently affecting the growth of larger scale projects.  In addition, we believe that there is impetus in the United States to increase its generation of electrical power through renewable energy means.

Growth in wind power is being driven by several environmental, socio-economic and energy policy factors that include:

•	ongoing increases in electricity demand due to population growth and growth in energy consuming devices such as computers, televisions and air conditioning systems,
•	the fluctuating costs of the predominant fuels required to drive the existing fleet of conventional electric generation such as coal, natural gas, nuclear and oil,
•	the increasing cost and difficulty faced in the construction of conventional electric generation plants,
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existing and growing legislative and regulatory mandates for “cleaner” forms of electric generation, including state renewable portfolio standards and the U.S. federal tax incentives for wind and solar generation, including the American Recovery and Reinvestment Act enacted in February 2009,

•	ongoing improvements to wind power systems making them more cost effective and improving availability to meet demand, and
•	worldwide concern over greenhouse gas emissions and calls to reduce global warming due to the carbon dioxide produced by conventional electric generation.

In light of these factors and the resulting increase in demand for wind power, we believe that we are positioned to experience significant year-over-year growth and development of specific community wind farms throughout the United States. We can provide full-scale development of wind farms across the range of required steps including performing initial feasibility studies, assisting in power purchase agreement negotiations, arranging equity and debt project financing, providing equipment and  construction services, and managing operations.

Debt and Equity Financing Markets

Wind farm development projects are dependent on the ability to raise debt and equity financing to fund the turbine and substation components, construction costs and other development expenses. We assist project owners in identifying sources of debt and equity capital as a part of our development efforts. We have expended significant efforts on behalf of our construction-ready wind farm projects to identify sources of debt and equity financing in order to proceed to the actual construction phase.  The debt and equity sources include some financiers who are based in foreign countries and have experience in wind energy projects.  It is our belief that many wind farm project owners across the U.S. are facing similar difficulties in arranging project financing as well, particularly construction financing.  The difficulties in obtaining financing is  especially  evident within banking institutions who have liquidity issues resulting from the recent recessionary conditions and a banking crisis that has led to U.S. government bailout programs in 2008.  The slowdown in new wind farm construction has led to increase in wind turbine inventory around the country, and we are observing that turbine suppliers are also becoming a source of capital in the construction financing of wind farm projects.  We expect credit conditions to improve and we will assist project owners in examining federal and loan guarantee programs as an additional means of securing project financing.

Our wind farm development projects are financed with a combination of debt, tax equity financing and equity capital. At the initial stage of a project's development, we use a combination of equity capital and turbine supply loans to cover development expenses and turbine costs. Turbine supply loans are employed to finance a majority of the cost of a project's turbines. Once a project moves to the construction phase, we use a combination of equity capital and construction loans to finance the construction of the project. Proceeds from the construction loans are typically used to fund construction and installation costs as well as to retire the turbine supply loans. Finally, once a project is complete and commercial operations begin, we permanently finance the project through a combination of term loans and tax equity financing transactions, the proceeds of which are used to retire the construction loans and pay other service providers.

Site Selection

Wind is intermittent and electricity generated from wind power can be highly variable. Good site selection and advantageous positioning of turbines on a selected site are critical to the economic production of electricity by wind energy. In our experience, the primary cost of producing wind-powered electricity is the turbine equipment and construction cost. As an intermittent resource, wind power must be carefully positioned into the electric grid along with other generation resources and we believe Juhl Wind has demonstrated the expertise necessary to work with local electric utilities to affect the proper integration plan.  As such, we intend to continue to identify new sites to produce wind energy through the community wind power model throughout the United States and Canada with a focus on the Midwestern region of the U.S.

Site selection also includes identification of sites that we believe may be suitable for development, and basic analysis of site viability for wind development projects.  We make initial assessments of potential sites for our community wind farms based on a number of criteria, including topography; wind resource suitability; construction access; access to transmission networks; site size; land ownership; and environmental, zoning and other local and state laws and regulations. We make these assessments taking into account our business strategy.  We then proceed with an initial environmental screening, usually conducted on the basis of public available information and sometimes supplemented with a site visit by a qualified professional to identify environmentally sensitive areas.  Once a site passes this initial review, we begin more detailed site-specific environmental assessments in connection with our permitting efforts, and establish constraints for turbine siting and civil and site engineering. These typically include detailed mapping and other studies, all aimed at ensuring that we may safely operate a potential project without detrimental impact on the local environment.

Our site selection effort is based on establishing close working relationships with local permitting authorities, communities and other local stakeholders, such as farmers.   We believe that by entering into dialogue with these groups early, we are better able to incorporate local concerns into our site assessment, leading to effective permit applications and expedited completion of our projects.  We believe our ability to understand and interpret site information has been and will continue to be a key factor in our success in identifying desirable project sites for our community wind farm developments.

Recent Developments in Government Regulation

Growth in the United States’ wind energy market has also been driven by state and federal legislation designed to encourage the development and deployment of renewable energy technologies. Recently enacted governmental regulations which affect the wind industry in general and the Company in particular include the following measures:

Production Tax Credits (PTC).   The PTC provides wind energy generators with a credit against federal income taxes, annually adjusted for inflation, for duration of ten years from the date that the wind turbine is placed into service. Currently, the PTC is $22 per megawatt hour (or 2.2 cents per kilowatt hour).  Wind energy generators with insufficient taxable income to benefit from the PTC may take advantage of a variety of investment structures to monetize the tax benefits.

The PTC was originally enacted as part of the Energy Policy Act of 1992 for wind parks placed into service after December 31, 1993 and before July 1, 1999. The PTC subsequently has been extended six times, but has been allowed to lapse three times (for periods of three, six and nine months) prior to retroactive extension. Currently, the PTC is scheduled to expire on December 31, 2012.  This expiration date reflects a three-year extension passed under the American Recovery and Reinvestment Act enacted in February 2009.  Moreover, according to American Wind Energy Association’s “Wind Power Outlook 2010,” a new incentive was added as part of expanding the PTCs.  The provision as passed under the American Recovery and Reinvestment Act allowed wind farm developers to receive a direct payment from the government, rather than the previously existing PTC.

Renewable Energy Certificates (REC).   A REC is a stand-alone tradable instrument representing the attributes associated with one megawatt hour of energy produced from a renewable energy source. These attributes typically include reduced air and water pollution, reduced greenhouse gas emissions and increased use of domestic energy sources. Many states use RECs to track and verify compliance with their RPS programs. Retail energy suppliers can meet the requirements by purchasing RECs from renewable energy generators, in addition to producing or acquiring the electricity from renewable sources. Under many RPS programs, energy providers that fail to meet RPS requirements are assessed a penalty for the shortfall, usually known as an alternative compliance payment. Because RECs can be purchased to satisfy the RPS requirements and avoid an alternative compliance payment, the amount of the alternative compliance payment effectively sets a cap on REC prices. In situations where REC supply is short, REC prices approach the alternative compliance payment, which in several states is approximately $50 to $59 per megawatt hour. As a result, REC prices can rival the price of energy and RECs can represent a significant additional revenue stream for wind energy generators.

American Recovery and Reinvestment Act of 2009.   On February 13, 2009, the U.S. Congress passed a stimulus package known as The American Recovery and Reinvestment Act of 2009 (the “Recovery Act”).  The Recovery Act has the potential to substantially impact the market for renewable energy initiatives. Approximately $40 billion in spending was appropriated for clean energy initiatives and an additional $20 billion is estimated for new and modified tax incentives.  According to a discussion at Windindustry.org, the Recovery Act’s goal opens up new sources of funding for renewable energy at a time when the wind energy industry is set for even more growth.  The Recovery Act contains a number of provisions that focus on the growth of the wind industry.  Some of the pertinent provisions of the Recovery Act include the following: (i) three-year extension of the federal wind energy production tax credit (PTC) so that eligible projects placed in service by the end of 2012 will qualify for the credit; (ii) option for a thirty percent (30%) investment tax credit (ITC) instead of the PTC; (iii) option to convert the ITC into a cash grant for wind projects placed in service before 2013 (“1603 Cash Grant”); (iv)  eliminates the dollar cap on residential small wind and solar for ITC purposes, and (v) additional loan guarantees, bonds and tax incentives.   These programs enacted under the Recovery Act allow community wind farms, such as our Company, to take advantage of these funding opportunities.  This has the potential to attract more investors who may not have enough passive activity income to realize the PTC.  The 1603 Cash Grant program means the value of the ITC can be realized, even if the taxpayer cannot take advantage of the credit.   We believe that the cash grant program will allow us to enhance our ability to attract equity investors for our community wind projects. Which credit a taxpayer uses will depend upon an analysis of the project revenue and cost projections as well as analysis of the investor tax appetite.

The Recovery Act removes the $4,000 cap on small wind credit so taxpayers can now take the full 30% credit for a qualified small wind system.  It also provides for an additional $1.6 billion for Clean Renewable Energy Bonds (CREBs) that are used to finance renewable energy.  Previously, these bonds have been given at 0% interest rate, and the bondholder receives a tax credit in lieu of bond interest.

The Department of Energy received an extension of its authority to provide loan guarantees for qualified technologies under Title XVII of the federal Energy Policy Act of 2005 and an additional $6 billion for this program.  Eligible technologies include electricity-generating renewable energy projects.

Further, on December 17, 2010, President Obama, as part of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, signed into law a one-year extension of the popular renewable energy cash grant in lieu of tax credit program established by Section 1603 of the American Recovery and Reinvestment Tax Act of 2009. To qualify for a cash grant under the extended program, a taxpayer must place "specified energy property" in service in 2009, 2010, or 2011, or after 2011 if construction begins in 2009, 2010, or 2011 provided such property is placed in service by the end of 2012 (for wind projects), 2013 (for closed- and open-loop biomass, geothermal, landfill gas, municipal solid waste, qualified hydropower, and marine and hydrokinetic facilities), or 2016 (for solar projects).

According to the Department of Energy Database of State Incentives for Renewables & Efficiency (DSIRE), there are twenty-nine states, plus the District of Columbia and Puerto Rico who have legislated renewable energy portfolio standards, and eight more states have adopted renewable portfolio goals.

Basis of Presentation

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles and the rules and regulations of the SEC.

We acquired the wind farm development and management business of Juhl Energy and Juhl Energy Services, and Juhl Energy and Juhl Energy Services became our wholly-owned subsidiaries.  For accounting purposes, Juhl Energy was the acquirer in the share exchange transaction, and consequently the transaction is treated as a recapitalization of the company.  Juhl Energy Services was accounted for in a manner similar to pooling of interests due to common control ownership.

In October 2008, we acquired all of the issued and outstanding shares of common stock of NextGen.  Our acquisition of NextGen was accounted for in a manner similar to pooling of interests due to common control ownership. The assets and liabilities of NextGen were combined at historical cost for the portion (54%) under common control and at fair value for the non-controlling interest.  The revenue and expense activities of NextGen are included in the accompanying consolidated statement of operations for the quarters ended June 30, 2011 and June 30, 2010.

Juhl Energy, Juhl Energy Services and NextGen’s financial statements are our historical financial statements.

On May 19, 2010, we formed Juhl Wind Asset Investment, Inc. ("Juhl Asset Investment" formerly Juhl Wind Project Lending, Inc.), in the state of Delaware, as our wholly-owned subsidiary.   Juhl Asset Investment’s revenue and expense activities will be reported on our financial statements on a consolidated basis in a similar manner as to Juhl Energy Services, Juhl Energy and NextGen.  As described below, Juhl Wind transferred its 99.9% interest in Woodstock Hills wind farm to Juhl Asset Investment.

The financial activities of Woodstock Hills LLC have been consolidated into our financial statements subsequent to the purchase date of April 28, 2011.  Woodstock Hills is a wind energy generating facility and in that regard, we have segregated its activities are considered a new wind farm ownership and operation reporting segment in our financial statement disclosures.

Generally accepted accounting principles require certain variable interest entities (“VIE”s) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Juhl Wind has determined that one of its wind farm projects currently under construction, Winona County Wind, LLC (“Winona County”) is a VIE and that Juhl Wind is the primary beneficiary.  Accordingly, the Company’s consolidated financial statements include the accounts of Juhl Wind and Winona County. All significant intercompany investments, balances, and transactions have been eliminated.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this report.

Significant Accounting Estimates

We review all significant estimates affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustment prior to their publication. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, it is possible that actual results could differ from those estimates and changes to estimates could occur in the near term. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company uses estimates and assumptions in accounting for the following significant matters, among others: revenue recorded from the development agreements and construction contract agreements; realizability of accounts and promissory notes receivable; valuation of deferred tax assets; stock-based compensation and warrants; asset retirement obligations; determination of the primary beneficiary of a variable interest entity, power purchase contract liabilities, and other contingencies. Revenue from the development agreements is adjusted to reflect actual costs incurred by the project upon the commercial operation date.  Accordingly, actual revenue may differ from previously estimated amounts, and such differences may be material to the financial statements. The Company periodically reviews estimates and assumptions, and the effects of any such revisions are reflected in the period in which the revision is made.

As of June 30, 2011, we have $5.82 million in promissory note receivables that are recorded based on our assumption of collectability of funding from two wind farm customers.  We have concluded that such amounts will be collectable primarily based on operating cash flows available to support the existing payment terms, and project financing arrangements that are in process at the time of filing of this report.  We have provided further discussion with respect to the funding and collectability status in the Overview of our Results of Operations and the Liquidity and Capital Resources sections below.

Our management has discussed the development and selection of these significant accounting estimates with our board of directors and our board of directors has reviewed our disclosures relating to them.

Results of Operations

Comparison of Three-Month Periods and Six-Month Periods Ended June 30, 2011 and June 30, 2010

Overview

Our wind farm development projects most commonly involve a development fee contract with the entities specifically formed by local landowners upon whose land the wind turbines are installed. Revenue is also derived from our work in the development of wind farms throughout the development process including four major components: feasibility studies, development fees, operations and management oversight, and construction fees. In addition, we provide turbine maintenance services on a fixed fee  or time and materials basis as requested by project owners or turbine suppliers.

Our general activity during the second quarter of 2011 was primarily focused on completion of construction and financing for the 10 MW Valley View and 1.5 MW Winona wind farm projects.   Further, on April 28, 2011, we completed the strategic acquisition of the majority ownership of the 10.2 MW Woodstock Hills wind farm.

Activities in the second quarter also included executing a purchase and sale agreement between Juhl Energy, the project owners of the Crofton Hills wind farm project, and a large utility developer whereby, among other things, Juhl Energy agreed to sell its development rights and work performed to-date for $2.25 million, which includes the $1 million previously received in the form of an advance. On July 28, 2011, the Company received the final $1,250,000 in cash proceeds with respect  to  the sale of its development work performed to-date and rights to the development of the Crofton Hills project. The Company is expected to continue in a development role in the project until commercial operation, and the agreement with the owners also includes a provision that the Company will advance $500,000 by December 31, 2011 to the project owner in the event that the project has not yet achieved commercial operation at that time, with such advance repayable upon commercial operation.

Revenue

Total revenue increased by approximately $419,000, or 62.6%, from approximately $668,000 for the quarter ended June 30, 2010, to approximately $1,087,000 for the quarter ended June 30, 2011.  Total revenue increased by approximately $5,375,000, or 233.4% from approximately $2,303,000 for the six month period ended June 30, 2010 to approximately $7,678,000 for the six month period ended June 30, 2011.  The increase in revenue over the six months ended June 30, 2011 is primarily attributable to approximately $4,988,000 of wind farm development fee revenue from three wind farm construction projects that were completed financing arrangements during 2011.

Turbine sales and service revenues decreased by approximately $461,000 for the six months ended June 30, 2011, over June 30, 2010.  The $461,000 decrease which was primarily related to the revenue recognition of one large commercial scale wind turbine of approximately a $252,000 for the six months ended June 30, 2010 versus no such large wind turbine sales during the six month period ended June 30, 2011.  In addition, our NextGen subsidiary had a lower sales volume of smaller scale wind turbines (5 units in the six month period ended June 30, 2010 versus one unit in 2011) which resulted in approximately $240,000 of lower revenue.  The NextGen subsidiary is in the process of completing a new turbine design and testing of a new prototype model, and as such, its turbine revenues are expected to be restricted to periodic refurbishment activities until design and test activities are completed within the next twelve months.

Juhl Energy had two projects (21 MW) under construction during the six months ended June 30, 2010 and was involved in four construction projects (51.5 MW) during the six months ended June 20, 2011, of which two of the four projects were limited to construction advisory services arrangements. The increase in construction contract revenue of approximately $778,000 from 2010 to 2011 is primarily related to the construction advisory services activities in the two Meeker County project of approximately $430,000, and the heavy construction stage of the Valley View project which occurred during April and May 2011.

Revenue for electricity sales by the Woodstock Hills wind farm were $97,975 for the period from the date of acquisition April 29, 2011 through June 30, 2011.  The revenue amounts are based on the use of an accounting revenue recognition policy that reduces the current billing amounts to the average rate over the remainder of the power purchase contract.

Cost of Goods Sold

Cost of goods sold increased by approximately $213,000, or 47.8% from approximately $446,000 for the quarter ended June 30, 2010 to approximately $659,000 for the quarter ended June 30, 2011.  Costs of goods sold decreased by approximately $404,000, or 21.8% from approximately $1,854,000 for the six month period ended June 30, 2010 to approximately $1,451,000 for the six month period ended June 30, 2011.  The decrease for the six month period of $404,000 is primarily attributable to the reduction in the amount of NextGen small turbine sales as noted in the revenue section above.    The increase in Costs of goods sold for the quarter is related to the heavy construction stage of Valley View which occurred during April and May 2011.  Cost of goods sold amounts will fluctuate on a comparative basis since a substantial amount of the project costs are incurred in the first three months of the project construction period.

Operating Expenses

General and Administrative Expenses.   General and administrative expenses decreased by approximately $198,000 or 44.7%, from approximately $443,000 for the quarter ended June 30, 2010 to approximately $245,000 for the quarter ended June 30, 2011. General and administrative expenses decreased by approximately $157,000, or 21.9% from approximately $716,000 for the six months ended June 30, 2010, to approximately $559,000 for the six months ended June 30, 2011.  The decrease  of $157,000 for the six month period ended June 30,2011 was primarily attributable to an decrease in professional fees of approximately $80,000  as we incurred higher legal costs in the prior year  for public company reporting including preparation of registration statement,  a decrease of approximately $50,000 due to prior year costs associated with investigation of the NextGen turbine manufacturing and distribution considerations, and  a decrease of approximately $32,000 in relation to a bad debt charge-off in the prior year.

There were no other notable changes with respect to fluctuations in our general and administrative expenses.

Investor Relations Expenses. Investor relations expenses increased by approximately $171,000, or 191.7%, from approximately $89,000 for the quarter ended June 30, 2010 to approximately $260,000 for the quarter ended June 30, 2011.   Investor relations expenses increased by approximately $220,000, or 114.5%, from approximately $192,000 for the six months ended June 30, 2010, to approximately $412,000 for the six months ended June 30, 2011.   The increase for the quarter and six month periods stem from expanded investor relations communications to increase exposure of Juhl Wind as a result of our increased wind farm development and acquisition activities.

Payroll and Employee Benefits.   Payroll and employee benefits expenses increased by approximately $170,000, or 33.0%, from approximately $516,000 for the quarter ended June 30, 2010 to approximately $686,000 for the quarter ended June 30, 2011. Payroll and employee benefits expenses increased by approximately $216,000, or 21.4%, from approximately $1,006,000 for the six months ended June 30, 2010, to approximately $1,222,000 for the six months ended June 30, 2011.  Payroll and employee benefit expenses have increased $46,000 and $170,000, respectively, over the quarters ended March 31, 2011 and June 30, 2011.  The combined increase of $216,000 is primarily attributable to two additional head counts in our development services and wind farm maintenance areas, together with a decision to payout unused vacation payroll to employees and officers for 2009 and 2010 as a part of adopting a revised vacation policy, and a catch-up of  approximately $45,000 to two officers who delayed a pay rate increase to assist the company with cash flow.  Non-cash stock based compensation expense is included in payroll expenses and decreased by approximately $30,000 from the quarter ended June 30, 2010.

Wind Farm Management Expenses.   Wind farm management expenses increased by approximately $219,000, or  930.8%, from approximately $23,000 for the quarter ended June 30, 2010 to approximately $242,000 for the quarter ended June 30, 2011.   Wind farm management expenses increased by approximately $214,000, or 459.2%, from approximately $47,000 for the six months ended June 30, 2010, to approximately $260,000 for the six months ended June 30, 2011.   The increase in expenses resulted primarily attributable to the inclusion of the Woodstock Hills wind farm management and maintenance expenses of $225,000 to operate the wind farm since the April 29, 2011 acquisition date.

Other Income (expenses).  Other income and expenses during the second quarter of 2011 primarily consists of interest income and interest expense of $102,000 and $117,000, respectively, with respect to the promissory notes receivable and payable held in conjunction with the construction of the Grant County, Valley View and Winona wind farms.

Operating Income (Loss)

Our operating loss increased by approximately $156,000, or 18.4%, from an operating loss of approximately $849,000 for the quarter ended June 30, 2010 to operating loss of approximately $1,005,000 for the quarter ended June 30, 2011.  Our operating income increased by approximately $5,286,000, or 349.5%, from an operating loss of approximately $1,513,000 for the six months ended June 30, 2010 to operating income of approximately $3,774,000 for the six months ended June 30, 2011. The increase in operating income for the six month period is primarily attributable to the $4,988,000 of revenue earned from the completion of three wind farm developments and approximately $430,000 revenue earned from two construction advisory services contracts.

Net Income (Loss)

Net loss decreased by approximately $178,000, or 21.7%, from a net loss of approximately $820,000 for the quarter ended June 30, 2010 to net loss of approximately $642,000 for the quarter ended June 30, 2011.  Net income increased by approximately $3,544,000, or 256.0%, from a net loss of approximately $1,384,000 for the six months ended June 30, 2010 to net income of approximately $2,160,000 for the six months ended June 30, 2011. The increase in net income over the six month period is largely attributable to the increase revenue sources noted under revenue and operating income sections above.  The net loss of $642,000 in the three months ended June 30, 2011 as compared to our net income of $2,801,000 for the three months ended March 31, 2011 is indicative of the inconsistent revenue patterns of our wind farm development services business as revenue recognition is significantly impacted by the timing of the completion and financing of wind farm projects.

Accounts Receivable

Traditional credit terms are extended to customers in the normal course of business. We perform ongoing credit evaluations of our customers’ financial condition and generally require no collateral. Accounts receivable at June 30, 2011 of approximately $249,000 includes approximately $80,000 from the Woodstock Wind farm billings to its power purchaser.  The December 31, 2010 accounts receivable balance included approximately $3.2 million, of which approximately $2.9 million was converted into a promissory note receivable in March 2011 in conjunction with the closing of the project’s construction and bridge loan financing, and approximately $200,000 of this note was converted into an investment in the Valley View wind farm as a part of an understanding reached with the bank and the turbine supplier at closing.  We expect to collect on this receivable in part from the U.S. Treasury cash grant available to the project and also from the project’s plan to obtain proceeds from sale of membership interests to a tax equity investor.

Property and Equipment

As of June 30, 2011 and December 31, 2010, we held approximately $5,149,000 and $489,000 in net book value of property and equipment, respectively. The significant increase is related to the acquisition of the Woodstock Hills wind farm in April 2011 which included approximately $4,839,000 of wind turbine assets.  Other assets included in property and equipment includes land, buildings, office equipment, shop equipment and service vehicles.

Liquidity and Capital Resources

At June 30, 2011, we carried approximately $5.3 million in cash and short term-investments on the balance sheet.  However, approximately $421,000 of the short-term investments has been designated as security for the bank notes payable of approximately $411,000 and therefore has been reflected in current assets as a restricted asset on the consolidated balance sheets.  In order to provide additional protection to our cash reserves, we have obtained a $1.5 million letter of credit facility that provides security for the deposits that may not otherwise be insured through the Federal Deposit Insurance Corporation.

Certain events have transpired during the first half of 2011 that significantly enhanced our liquidity and capital resources, but we did provide for certain guarantees and warranties in conjunction with these events. In particular, our cash position significantly improved during the first half of 2011 as a result of the proceeds from the collection of approximately $4.2 million from wind farm development and construction advisory fees with respect to the Meeker County projects, the receipt of a $1 million cash advance with respect to the Crofton Hills project, and approximately $500,000 in net proceeds from the Grant County wind farm. Additional information about these financing events and arrangements with respect to construction projects in progress are as follows:

Grant County Wind Project (“GCW Project”).   In April 2011, the GCW Project identified and agreed in principal to terms with a permanent lender for take-out financing and due diligence activities are underway for this financing, which is expected to close during August 2011.  Juhl Energy expects to collect its $1.7 million note receivable upon the closing of such take-out financing, which would terminate the temporary credit facility entered into between Juhl Energy, along with the project turbine supplier, and our primary subcontractor, to act as temporary lenders to the GCW Project until a permanent take-out loan is completed.       Such temporary credit facility had been put in place as part of an equity investment in March 2011 whereby the GCW Project sold 99% of new membership interests to a new equity investor.  If the take-out financing is not achieved, the Juhl Energy note of $1.7 million will be paid in quarterly payments of principal and interest. We received the first quarterly payment on June 30, 2011.

Meeker County Projects, Adams and Danielson.
In April 2011, Juhl Energy received its final $1.8 million in wind farm development fees related to the completion of the Adams and Danielson wind farms.  Juhl Wind's total development fee and construction services revenue for the projects was approximately $4.8 million and all amounts have been collected.

Valley View Project. The construction of the Valley View wind farm project is nearly complete and the project was approximately 96% complete as of June 30, 2011.   The Valley View wind farm project has been delayed due to a force majeure weather event that significantly damaged a transformer near the end of the second quarter.  We now expect such project to be fully commissioned by November 2011.  About 85% of the construction costs for the Valley View wind farm project are being financed through a balance of plant subcontractor and therefore, we expect to have approximately $300,000 of cash requirements for balance of plant construction.   In February 2011, Juhl Asset Investment became an equity investor (48% ownership) in a limited liability company that owns 99% of the limited liability company that owns the Valley View project.  This equity investment occurred in conjunction with the project’s turbine supplier who holds the 52% controlling interest.  Our initial equity investment of approximately $478,000 occurred in March, 2011 and was funded by our previous cash advances to the Valley View project along with a conversion of part of our receivables due from the project. Within the membership control agreement, Juhl Asset Investment has an obligation to purchase all, but not less than all, of the 52% controlling interest within two years after the Valley View commercial operation date as a result of a put option available to the controlling shareholder at a price equal to their original equity contribution plus interest and reduced for any cash distributions.

On March 3, 2011, the Valley View project closed on a construction and bridge loan debt financing of $13 million with a bank.  As a part of the closing, Juhl Energy was required to subordinate its rights under its Second Amended and Restated Development and Construction Services Agreement and to pledge its membership interests to the bank as collateral. Also in conjunction with the loan closing, Juhl Energy’s trade receivables of approximately $3.5 million were transferred to a subordinated promissory note.  The lender also required a minimum equity capital contribution which essentially requires Juhl Wind to provide the full equity commitment of approximately $5 million (assuming project receipt of the Section 1603 Treasury cash grant) on the project upon the demand of the lender.  Juhl Wind believes it has raised the outside equity capital during the second quarter, along with the utilization of Section 1603 Treasury Grant program, to satisfy the minimum equity contribution commitment.  However, the Juhl Wind has not yet closed on the outside equity capital contributions, but is expected to do in the third quarter.  The Company in its role is continuing to assist the project entity in completing the project and raising the remaining equity contribution required and we expect to complete all of this work by November 2011.  After completing this work, we anticipate the full payment on our promissory note.

Crofton Hills Project.  On July 28, 2011, the Company received the final $1,250,000 in cash proceeds with respect  to  the sale of its development work performed to-date and rights to the development of the Crofton Hills project. The total fees collected from the amended agreement were $2,250,000, of which a $1 million cash advance had been previously collected in the quarter ended March 31, 2011. The Company is expected to continue in a development role in the project until commercial operation, and the agreement with the owners also includes a provision that the Company will advance $500,000 by December 31, 2011 to the project owner in the event that the project has not yet achieved commercial operation at that time, with such advance repayable upon commercial operation.

Winona Wind Project.   Juhl Energy is responsible for the build-out of the Winona wind farm assets, including the purchase of the two turbines.  The Winona project includes 100% turbine financing under a promissory note arrangement with Juhl Energy by the turbine supplier who is making a market entry turbine introduction here in the U.S. on this project. Juhl Wind expects to incur approximately $1,200,000 of balance of plant construction and interconnection costs and approximately $250,000 on turbine freight costs on the Winona project of which approximately $800,000 has already been paid out in cash at June 30, 2011.  The Winona project has been delayed due to damage during transport to one of the two nacelles for the project and the attendant delays caused as a result of such damage. It is management’s estimate that construction of the project will be substantially completed at September 1, 2011.   We expect that upon completion of the Winona project, the Section 1603 Treasury grants will provide for the complete reimbursement of balance of plant and interconnection costs for Winona.  The cash receipts for Section 1603 Treasury grants can be expected 90 days after commercial operation is declared. In addition, we are assisting the project in its efforts to raise project equity and permanent debt financing, the proceeds from which the remainder of our notes are expected to be paid.

Woodstock Hills acquisition.  On April 28, 2011, we completed the purchase of 99.9% of the existing ownership interests of Woodstock Hills LLC, a Delaware limited liability company (“Woodstock Hills”) for $400,000.  Woodstock Hills operates a 10.2 megawatt wind-powered electric generating facility near Woodstock, MN.  Our chief executive officer and chairman of its board of directors, Mr. Daniel J. Juhl, is the owner of the .1% remaining minority interest in Woodstock Hills, which was approved by the Company’s Board of Directors, with Mr. Juhl abstaining from such vote.  On May 6, 2011, we transferred our entire interest in Woodstock Hills to Juhl Asset Investment, pursuant to a transfer and assignment agreement.  We expect this acquisition to add approximately $1 million per year in annual revenue.

When we obtain interim vendor financing from turbine suppliers or a BOP subcontractor as in the case of Valley View and Winona, we are typically required to grant a security interest to those suppliers.  The security agreement allows the supplier to step-into our rights on any note arrangement or development rights that we have to the project entity, after a passage of time typically 180 days from completion.

We have development fees that will be contractually owed to us upon commercial operation and final financing of wind farm projects. This does cause the timing of our revenue streams to be inconsistent as we are dependent on successful construction conditions such as weather as well as assisting in the closing of funding which normally has numerous legal conditions.

We will continue our internal efforts to assist our project owners in arranging financing terms for each project under development.  The ability to assist project owners with obtaining debt and equity financing is a material factor in producing our future revenue streams and cash flow.

Future Growth and Financing

Due to the anticipated increased demand for power from alternative energy sources in 2011 and beyond, we believe the demand for our services, and therefore our revenues, will be stable or increase in the foreseeable future. Based on our anticipated level of revenues, we believe that funds generated from operations, together with existing cash and cash available from construction and consulting services received in the first half of this year, will be sufficient to finance our operations and planned capital expenditures through the next 24 months.

We will continue to pursue new community wind farm developments to maintain an active backlog of projects. However, we cannot assure that actions will be successful. Should revenue decline to a level significantly below our current expectations, we would reduce capital expenditures and implement cost-reduction initiatives which we believe would be sufficient to ensure that funds generated from operations, together with existing cash and funds available from borrowing under any open credit agreement.

In conjunction with our financing activities as described above, we believe that we would be able to more quickly bring wind farm projects through the early development and construction stages if we were able to access a funding mechanism that we could utilize in sponsoring wind farm developments.   Like much of the U.S. economy that relies on extension of credit, the community wind industry in general has experienced difficulties in obtaining sources of funding from the current equity and debt financing marketplace, as cited above under Factors Affecting Our Operating Results.

On April 29, 2011, we filed a Form S-1 registration statement with the Securities and Exchange Commission for the purpose of seeking a continuous offering of up to 10,000,000 shares of our common stock.   The registration statement targets a per share price of $1.25, and is based on market conditions.  The ultimate price of the shares will be determined by management and the board of directors of the Company based upon the status of the Company’s balance sheet and corporate objectives.   We intend to use the offering proceeds to fund our strategic growth initiatives, including acquisitions complementary to our business, such as wind farm management and turbine maintenance services, and general corporate purposes. The Securities and Exchange Commission declared such prospectus effective on May 13, 2011.

Net Cash – Operating Activities
Net cash provided by operating activities increased by approximately $5,183,000, from the net cash used in operating activities of approximately $889,000 for the six months ended June 30, 2010 to net cash provided by operating activities of approximately $4,294,000 for the six months ended June 30, 2011. The change in net cash provided by operating activities of $5,183,000 is primarily due to the collection of wind farm development and construction advisory fees from the Meeker County projects of approximately $4,200,000,  construction and cost reimbursements from Grant County of approximately $460,000 and receipt of a $1,000,000 cash advance relating to the sale of development rights. In addition, we have worked with our primary construction subcontractors to either defer payments via a promissory note or payments outside a normal 30 day operating cycle.   We will continue to manage payments of accounts payable related to project-related expenses to coincide with the billings on these projects and to obtain temporary financing arrangements, if considered necessary, to provide cash for project construction.

Net Cash – Investing Activities
Net cash  used in investing activities increased by approximately $466,000, from the net cash used in investing activities of approximately $67,000 for the six months ended June 30, 2010 to net cash used in investing activities of approximately $533,000 for the six months ended June 30, 2011.  The increase is primarily attributable to the net cash investment made to acquire the Woodstock Hills wind farm of $216,000 and  investments in the wind farm project developments, principally Winona, of $319,000.

Net Cash – Financing Activities
Net cash flow used in financing activities increased by approximately $256,000, from the net cash flow provided from financing activities of approximately $77,000 for the six months ended June 30, 2010 to approximately to net cash used in financing activities of approximately $179,000 for the six months ended June 30, 2011.  The increase is primarily attributable to $116,000 of stock purchases relating to our October 2010 stock buyback program and a $91,000 cash dividend payment to a Series A Preferred Stock shareholder for their first quarter 2011 dividend.

We maintained an investor relations cash escrow account that was initially funded by $500,000 of proceeds received from the 2008 private placement, and an additional $250,000 received from the exercise of Series A Warrants and issuance of Series B Preferred Stock in June 2009.  The funds were to be used only for investor relations initiatives.  The balance of approximately $110,000 in the account at December 31, 2010 was entirely withdrawn in March 2011 to provide reimbursement of investor relations expenses incurred in 2010 during the quarter ended March 31, 2011.

Impact of Inflation

We expect to be able to pass inflationary increases on to our customers through price increases, as required, and do not expect inflation to be a significant factor in our business.

Seasonality

Although our operating history is limited, we do not believe our services are seasonal except for future wind farm construction revenue which may be impacted by climate in the Upper Midwest.

Off-Balance Sheet Arrangements

As mentioned above in the Liquidity and Capital Resources section, we have made certain guarantees of indebtedness or offered indemnifications of warranties and representations in conjunction with the funding activities of the Valley View and Grant County wind farms. In our Valley View project development, the Company has provided to the turbine supplier a Juhl Wind parent guarantee on the approximate payment of $1.8 million for remaining obligations in their turbine supply agreement with this development project.  We feel that the risk of loss is low as we will either raise the planned project equity once the wind farm is operational from sources that we have identified or alternatively, the project will more likely than not have 1603 Treasury grant proceeds sufficient for such payment. In conjunction with the temporary credit facility in the Grant County project, the Company has agreed for a limited period of time to indemnify the new equity investor with respect to certain representations and warranties made in conjunction with the equity purchase, including potential liabilities for Section 1603 Treasury Grant recapture or tax liabilities attributable to the period prior to the closing date.  Also, the Company has guaranteed the payment obligation from Grant County to our primary subcontractor until such obligations are satisfied. The obligation became a direct liability of Grant County in March 2011 as a result of an interim financing arrangement. As of June 2011, the remaining obligation is approximately $4,637,000.

Aside from these arrangements, we believe that there are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to exercise its judgment. We exercise considerable judgment with respect to establishing sound accounting policies and in making estimates and assumptions that affect the reported amounts of our assets and liabilities, our recognition of revenues and expenses, and disclosures of commitments and contingencies at the date of the financial statements.

On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on a variety factors including our historical experience, knowledge of our business and industry, current and expected economic conditions, the composition of our products/services and the regulatory environment. We periodically re-evaluate our estimates and assumptions with respect to these judgments and modify our approach when circumstances indicate that modifications are necessary.

While we believe that the factors we evaluate provide us with a meaningful basis for establishing and applying sound accounting policies, we cannot guarantee that the results will always be accurate. Since the determination of these estimates requires the exercise of judgment, actual results could differ from such estimates. A description of significant accounting policies that require us to make estimates and assumptions in the preparation of our consolidated financial statements is as follows:

Revenue Recognition.

Turbine Sales and Service.

Turbine sales occur from small scale wind turbines that are internally re-manufactured and sold by the Company, or through purchase and resale of larger scale wind turbines to wind farm project owners. Revenue from the sale of small scale wind turbines are recognized upon shipment to the customer as transfer of ownership and risk of loss have been transferred to the customer.  Deposits received from customers are included as deferred revenue until shipment occurs. Revenues from the sale of larger scale wind turbines are generally recognized in conjunction with the construction services percentage of completion accounting discussed below. Commencement of revenue recognition is only after turbine erection activities have begun.  Turbine services include time-and-material arrangements related to existing installations of wind turbine equipment.  Revenue is recognized upon completion of the maintenance services.

Licensing Agreements.

Revenues earned from licensing agreements are amortized straight line over the term of the agreement.

Wind Farm Consulting, Development and Management Services:

Consulting Services

Consulting services fees are primarily fixed fee arrangements of a short-term duration and are recognized as revenue on a completed contract basis.

Wind Farm Development Services

The Company normally earns a development service fee from each of the wind farm projects that it develops in cooperation with wind farm investors. These development services arrangements are evaluated under authoritative guidance relating to “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities.

The development services fee revenue is recognized as follows:

Proceeds received upon the signing of a Development Services Agreement (generally 10% of the total expected development fee) are amortized over the expected period of the development process, which is generally three years. The amortization period is re-assessed by management as new timelines are established for the project in-service date, and the amortization period is adjusted. The remaining proceeds are allocated to the following deliverables based on vendor specific objective evidence (“VSOE”) of each item: 1) achievement of a signed Power Purchase Agreement (“PPA”) with an electrical utility, and 2) final commissioning of the wind farm turbines.  Management has determined that these deliverables have stand-alone value, and performance of the undelivered services are considered probable and in the control of the Company.

Wind Farm Management Services

Revenues earned from administrative, management and maintenance services agreements are recognized as the services are provided. The administrative and management services agreements call for quarterly payments in advance or arrears of services rendered based on the terms of the agreement. The administrative and management services payments in advance are carried as deferred revenue and recognized monthly as services are performed. Maintenance services are generally billed on a time and materials basis.  Revenues from services work are recognized when services are performed.

Wind Farm Construction Services

We recognize revenue on construction contracts on the percentage of completion method with costs and estimated profits included in contract revenue as work is performed. Construction contracts generally provide that customers accept completion of progress to date and compensate us for services rendered measured in terms of units installed, hours expended or some other measure of progress. We recognize revenue on both signed contracts and change orders. A discussion of the treatment of claims and unapproved change orders is described later in this section. Percentage of completion for construction contracts is measured principally by the percentage of costs incurred as part of the balance of plant contract (which excludes the wind turbines) and accrued to date for each contract to the estimated total cost for each contract at completion. We generally consider contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material (excluding wind turbines), labor and insurance costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined. The balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company’s experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

Electricity sales

Electricity sales by Woodstock Hills to its utility purchaser are recognized as electrical energy is produced.   In accordance with generally accepted accounting principles, revenue levelization is required whenever there is a variable pricing arrangement such as the PPA with Woodstock Hills.  This requires that the revenue be levelized over the term of the agreement.  The revenue recognized is the lesser of the amount billable under the contract, or the amount determined by the megawatt hours made available during the period multiplied by the average revenue per megawatt hour over the life of the PPA.

The Woodstock Hills wind farm credited with producing Renewable Energy Credits (REC’s). These have a market value,  and we recognize revenue on the sale of such credits as revenue when sold on the open market.

Variable Interest Entities.  The Company has determined that three of its wind farm projects are variable interest entities (“VIE”).  The footnotes to our consolidated financial statements provide our analysis and judgments with respect to whether or not the Company should consider consolidation of these VIE’s into our financial statements.   We have consolidated one VIE because we believe that we had implicit power to significantly impact the economic performance of the limited liability company associated with that wind farm project. In the other two cases, we do not believe that we had superior control over the wind farm project entities, and as such those entities were not consolidated into our financial statements.

Item 3.	QUANTITATIVE AND QUALITATIVE ANALYSIS ABOUT MARKET RISK

Not applicable.

Item 4.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our management, with the participation of our Principal Executive Officer and our Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2011. Based upon management’s evaluation, our Principal Executive Officer and our Principal Financial Officer concluded that, as of June 30, 2011, our disclosure controls and procedures were designed at a reasonable assurance level and were effective at a reasonable assurance level to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the three-month period ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

PART II - OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

In March 2011, a complaint was filed by a freight supplier claiming that the Company had not paid amounts due under contractual arrangements for delivery of wind turbine generator components along with additional unreimbursed costs in that regard, a partial settlement was reached in the case whereby undisputed amounts were paid and the delivery of equipment was made.  There is now an immaterial amount in dispute between the Company and the freight supplier.  The Company believes that it has counterclaims such that any settlement in this matter will not have a material effect on the financial position or operations of the business.  Given the immaterial amount remaining in dispute and the Company’s counterclaims, the Company will no longer report on this matter as material litigation unless new developments arise.

Item 1A. RISK FACTORS

Not applicable.

Item 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Repurchase Program of Issuer’s Common Stock

On October 11, 2010, the Company’s Board of Directors authorized John Mitola, our President, to enter into a repurchase program which would allow the Company to purchase up to $200,000 of shares of its common stock from and after October 12, 2010 until the expiration of the program.

Pursuant thereto, on October 12, 2010, the Company entered into a trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Act"), to facilitate repurchases of its common stock (the "Rule 10b5-1 plan").  The Rule 10b5-1 plan became effective on October 13, 2010 and had a termination date of December 31, 2010.   The Rule 10b5-1 plan authorized repurchases of its common stock up to $200,000 of shares of common stock.   The Company was authorized to repurchase shares under its stock repurchase program, if at all, through open market purchases in accordance with Rule 10b-18 of the Act or pursuant to additional Rule 10b5-1 plans.  The number of shares to be repurchased and the timing of the repurchases were to be based on the level of available cash and other factors, including market conditions, the terms of any applicable 10b5-1 plans and self-imposed black-out periods.

 The Rule 10b5-1 plan allows the Company to execute trades during periods when it would ordinarily not be permitted to do so because of its possible possession of material non-public information, because of insider trading laws or due to self-imposed trading blackout periods. A broker chosen by the Company has the authority, under the prices, terms and limitations set forth in the Rule 10b5-1 plan, including compliance with Rule 10b-18 of the Act, to repurchase shares on the Company's behalf. Because the repurchases under the Rule 10b5-1 plan are triggered by certain share prices, there is no guarantee as to the exact number of shares that will be repurchased under the Rule 10b5-1 plan, or that there will be any repurchases at all pursuant to the Rule 10b5-1 plan.

Following the end of the fiscal year, on January 13, 2011, the Company’s Board of Directors adopted an Amendment to the Rule 10b5-1 plan (the “Amended Plan”).  The Amended Plan extended the termination date to March 31, 2011.  Further on March 31, 2011, the Company’s Board of Directors approved an amendment to the Rule 10b5-1 plan to extend the termination date to December 31, 2011.  Then, on April 11, 2011, the Company’s Board of Directors increased the amount allocated under the Rule 10b5-1 plan from $200,000 to $250,000.   Such update to the Amended Plan was publicly announced on April 13, 2011.  All other terms of the Rule 10b5-1 plan remain in full force and effect.

Transactions made pursuant to the Amended Plan, for the quarter ended June 30, 2011 are contained in the following table.

ISSUER PURCHASES OF EQUITY SECURITIES
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 through April 30, 2011	39,255	$1.23	39,255	$ 116,780
May 1 Through May 31, 2011	13,100	$1.19	13,100	$ 101,175
June 1 through June 30, 2011	38,486	$1.06	38,486	$ 60,494
Total	90,841		90,841

Issuance of Options to Independent Directors

On June 23, 2011, the Compensation Committee recommended and the Board unanimously approved adjustments to the equity compensation to be provided to non-employee members of the Board (“Independent Directors”) of the Company effective as of June 1, 2011.  Options to purchase 10,000 shares of common stock of the Company will be granted to each Independent Director as of June 1 of each year under the Company’s 2008 Incentive Compensation Plan which options shall be exercisable as of December 31 of the same year. The exercise price of the options shall be the fair market value of the common stock as of the date of grant.

Item 3. DEFAULTS UPON SENIOR SECURITIES.

None

Item 4. REMOVED AND RESERVED.

None.

Item 5. OTHER INFORMATION.

a)	None
b)	None

Letter of Intent for Possible Acquisition

On July 18, 2011, Juhl Wind, entered into a non-binding letter of intent with a regional engineering and surveying firm (the “Target Company”) setting forth the basis for a possible acquisition by Juhl Wind of 100% of the outstanding stock of the Target Company.

We disclosed details of this transaction on a Form 8-K filed with the Securities and Exchange Commission on July 22, 2011.

Zinc Air Letter of Intent

Subsequent to the close of the second quarter, Juhl Wind recently signed a letter of intent with Zinc Air, Inc. for the installation of a 1 Megawatt advanced energy storage system developed by Zinc Air.  Juhl Wind plans to install the system at its recently acquired Woodstock Hills wind farm located near the Company's headquarters in Woodstock, Minnesota.  The first phase of the project will provide for the development and installation of the grid storage system based on securing a revenue arrangement from a utility buyer or within the MISO marketplace.

Compensation Adjustments for Independent Directors

On June 23, 2011, the Compensation Committee recommended and the Board unanimously approved adjustments to the cash and equity compensation to be provided to non-employee members of the Board (“Independent Directors”) of the Company effective as of June 1, 2011 as follows:

(a)	Cash compensation to Independent Directors of $4,000 per quarter;

(b)	Cash compensation to the Chair of the Audit Committee of the Board of $1,000 per quarter;

(c)	Cash compensation to the Chair of any Board committee other than the Audit Committee of $700 per quarter;

(d)
Cash compensation to Independent Directors of $500 for in person attendance at any meeting of a committee of the Board; provided, however, that (1) the Company shall pay no more than two of the fees established in paragraphs (b) and (c); and (2) the cash compensation payable to Independent Directors shall be subject to conversion to equity compensation in the event that the Company faces material weakness in its balance sheet; and

(e)
Options to purchase 10,000 shares of common stock of the Company shall be granted to each Independent Director as of June 1 of each year under the Company’s 2008 Incentive Compensation Plan which options shall be exercisable as of December 31 of the same year. The exercise price of the options shall be the fair market value of the common stock as of the date of grant.

Item 6. EXHIBITS

Exhibits required by Item 601 of Regulation S-K
No.	Description

3.1	Articles of Incorporation of the Company 1

3.2
Certificate of Amendment to Certificate of Incorporation amending, among other things, the name of MH & SC, Incorporated to Juhl Wind, Inc. filed June 20, 2008, and effective June 24, 2008, with the Delaware Secretary of State 2

3.3	Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A 8% Convertible Stock of Juhl Wind, Inc. filed June 11, 2009 with the Delaware Secretary of State. 4

3.4
Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock of Juhl Wind, Inc. filed September 28, 2009, with the Delaware Secretary of State 3

3.5	Bylaws of the Company 1

10.1	Sales Agreement between Mission Funding Zeta and Juhl Wind, Inc., dated as of April 28, 2011 5

10.2	Sales Agreement between Heller Financial, Inc. and Juhl Wind, Inc., dated as of April 28, 2011 5

10.3	Form of Share Repurchase 10b5-1 Plan, dated as of October 12, 2010, between Juhl Wind, Inc. and Capstone Capital Management and Form of Amendment to Stock Repurchase 10b5-1 Plan 6

31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File 7

1 Incorporated herein by reference from the Company’s Registration Statement on Form S-B filed with the Securities and Exchange Commission on March, 31, 2007.

2 Incorporated herein by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2008.

3 Incorporated herein by reference to the exhibits included with our Current Report on Form 8-K dated September 28, 2009 and filed with the Securities and Exchange Commission on September 28, 2009

4 Incorporated herein by reference to the exhibits included with Amendment No. 4 to the Company’s Registration Statement on Form S-1 (registration no. 333-154617), filed with the Securities and Exchange Commission on June 12, 2009.

5 Incorporated herein by reference to the exhibits included with the Company’s Current Report on Form 8-K dated May 3, 2011 and filed with the Securities and Exchange Commission on May 4, 2011.

6 Incorporated herein by reference to the exhibits included with the Company’s Quarterly Report on Form 10-Q dated May 15, 2011 and filed with the Securities and Exchange Commission on May 15, 2011.

7 The Interactive Data File will be filed as an amendment to the Form 10Q for the period ended June 30, 2011, within 30 days of the filing date.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JUHL WIND, INC.
(Registrant)

Date: August 15, 2011	/s/ John Mitola
John Mitola
President